Exhibit 99.2

金融壹賬通積極參與行業標準的制定，在引領行業 發展的同時把脈調整自身發展方向，實現共贏。 2023年3月28日，特許金融分析師協會正式發佈《AI及大數據投 資應用手冊》，該書由全球十餘家金融機構和科技公司的專家通 力合作編寫，主要介紹了當下AI和大數據時代的風口，並從策略 和實踐角度介紹了相關投資的原理、策略和案例，引起行業共 鳴。金融壹賬通作為亞太地區唯一一家CFA合作機構，參與了其中 關於智能客服、知識圖譜、AI賦能金融行業應用案例等內容的編 寫，是本書的重要貢獻者之一。在書中，金融壹賬通從金融行業 AI智能客服的發展背景、典型應用場景、搭建流程以及風險挑戰 等多個方面進行了深入闡述。 2023年6月，由中國科學院資訊工程研究所牽頭的《資訊安全技術 區塊鏈資訊服務安全規範》國家標準（以下簡稱“標準”）正式發 佈，標準由TC260（全國資訊安全標準化技術委員會）歸口 ，主 管部門為國家標準化管理委員會，並將於2023年12月1日起實 施。金融壹賬通作為重要參與單位參與了標準起草。隨著區塊鏈 技術的廣泛應用，資訊安全問題備受關注。該標準的出臺解決了 區塊鏈資訊服務提供者開展安全建設和安全評估工作無相關標準 依據的問題。此次參與起草該標準，旨在進一步推動區塊鏈行業 的安全發展。在標準的制定過程中，金融壹賬通充分發揮了其在 區塊鏈技術、金融安全和資訊保護方面的專業優勢。基於金融壹 賬通的區塊鏈技術及落地專案經驗，金融壹賬通此前先後也參與 撰寫了中國海關總署區塊鏈白皮書、工信部區塊鏈白皮書等多項 行業技術標準，並向行業發佈了多份白皮書，如《跨境貿易區塊 鏈白皮書》、《天津口岸區塊鏈驗證試點專案業務政策合規建議 書》、《區塊鏈法律合規白皮書》等，力推區塊鏈行業規範化發 展。 OneConnect' s 2023 Environmental, Social and Governance Repo

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance – Solid Operation Social – Ecological Win-Win Environmental Appendix 01

About This Report

Report Overview

This report represents the second Environmental, Social, and Governance ("ESG") report published by OneConnect Financial Technology Co., Ltd. (hereinafter referred to as "OneConnect," "we," "the company," or "our company"). The report covers OneConnect's philosophy, policies, initiatives, practical cases, and key performance in managing ESG risks and opportunities during the 2023 fiscal year.

Scope of the Report

Time Scope: The content of this report primarily covers the period from January 1, 2023, to December 31, 2023 (hereinafter referred to as "the reporting period" or "this year"). To enhance the comparability and completeness of the report, certain content appropriately extends to previous years.

Organizational Scope: This report encompasses all activities consolidated for financial reporting purposes by OneConnect Financial Technology Co., Ltd.

Basis of Preparation

This report is prepared in accordance with the *Environmental, Social, and Governance Reporting Guide* (hereinafter referred to as "ESG Reporting Guide") issued by the Hong Kong Exchanges and Clearing Limited (hereinafter referred to as "HKEX") (as of December 31, 2023), and also refers to the Global Reporting Initiative ("GRI") Sustainability Reporting Standards (2021) (hereinafter referred to as "GRI Standards"), and the United Nations Sustainable Development Goals ("UN SDGs"). An index of the ESG Reporting Guide and GRI Standards indicators is detailed in the appendix for easy reference by readers.

Reporting Principles

Materiality: OneConnect identifies and prioritizes its material topics by assessing the importance of applicable topics to the company's development and stakeholders, as detailed in the "Identification of Material Topics" section of this report.

Quantitative: The application of the quantitative principle is mainly reflected in the calculation and disclosure of the company's key performance indicators for environmental and social aspects, as detailed in the Appendix – Table of Key Performance Indicators.

Balance: To comprehensively reflect the company's sustainable development practices to stakeholders, the company discloses its work in environmental, social, and governance aspects objectively and completely, fairly presenting both positive information and adverse impacts.

Consistency: We comply with HKEX disclosure requirements and refer to international mainstream standards, using widely accepted methodologies for data statistics and disclosure. The same data collection methods will be used in future years, and any changes will be disclosed to ensure comparability between annual data.

Data Explanation

The data used in this report comes from internal statistics of OneConnect, publicly disclosed information or reports, and reports and data from third-party independent institutions. Unless otherwise specified, all currency types and amounts mentioned in this report are measured in Renminbi ("RMB"). OneConnect ensures that there are no false records, misleading statements, or material omissions in the content of this report.

Publication Format

This report is published annually and the electronic version can be accessed and downloaded from the official website of OneConnect at https://irhk.ocft.com/.

Feedback

For any inquiries or suggestions regarding the content of this report, please contact us at:

Email: OCFT_IR@ocft.com

Address: 21/24F, Ping An Finance Center
No. 5033 Yitian Road
Futian District, Shenzhen
Guangdong, PRC

Content Chairman's Message 03 01 1.1 Board Statement 1.2 ESG Governance System 1.3 Stakeholder Engagement 1.4 Identication of Material Topics 1.5 Promoting to Achieve United Nations Sustainable Development Goals (“UN SDGs”) Sustainability Governance 16 17 18 19 20-21 04 Environmental - Marching Towards a Low-Carbon Future 4.1 Addressing Climate Change 4.2 Caring out Green Operation 58-59 60 About OneConnect Company Prole Our Vision and Value 2023 Key Peormance Indicators Honors and Awards of 2023 02 2.1 Operation Compliance 2.2 Business Ethics Governance - Solid Operation 23-24 25-27 05 Appendix 5.1 Table of Key Peormance Indicators 5.2 Table of HKEX’s ESG Repoing Guide Indicators Index 5.3 Table of GRI Standards Indicators Index 61-64 65-69 70-73 About This Repo 01 Panering with Government Agencies to Create Benchmarks for "New Infrastructure" Empowering the Transformation and Development of Financial Institutions Leading and Promoting the Standardization of the Fintech Indust Feature: Empowering with FinTech, Co-building a Sustainable Indust Ecosystem 10 11-13 14 03 Social - Ecological Win-Win 3.1 Customer First 3.2 People-oriented Management 3.3 Co-building the Indust 3.4 Shared Development 09 04 05 06 07 29-39 40-51 52 53-56 Content Chairman's Message 03 01 1.1 Board Statement 1.2 ESG Governance System 1.3 Stakeholder Engagement 1.4 Identication of Material Topics 1.5 Promoting to Achieve United Nations Sustainable Development Goals (“UN SDGs”) Sustainability Governance 16 17 18 19 20-21 04 Environmental - Marching Towards a Low-Carbon Future 4.1 Addressing Climate Change 4.2 Caring out Green Operation 58-59 60 About OneConnect Company Prole Our Vision and Value 2023 Key Peormance Indicators Honors and Awards of 2023 02 2.1 Operation Compliance 2.2 Business Ethics Governance - Solid Operation 23-24 25-27 05 Appendix 5.1 Table of Key Peormance Indicators 5.2 Table of HKEX’s ESG Repoing Guide Indicators Index 5.3 Table of GRI Standards Indicators Index 61-63 64-67 68-71 About This Repo 01 Panering with Government Agencies to Create Benchmarks for "New Infrastructure" Empowering the Transformation and Development of Financial Institutions Leading and Promoting the Standardization of the Fintech Indust Feature: Empowering with FinTech, Co-building a Sustainable Indust Ecosystem 10 11-13 14 03 Social - Ecological Win-Win 3.1 Customer First 3.2 People-oriented Management 3.3 Co-building the Indust 3.4 Shared Development 09 04 05 06 07 29-39 40-51 52 53-56

2023 Environmental, Social and Governance Report
About This Report | Chairman's Message | About OneConnect | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental | Appendix | 03

Chairman's Message

The fintech industry is currently experiencing an unprecedented wave of transformation amid complex and ever-changing international and domestic situations. On the international front, the wave of digital transformation is intensifying, while domestically, policy support provides significant momentum for technological innovation. With the proposal of "new quality productive forces," as a Technology-as-a-Service provider for financial institutions, OneConnect is entrusted with the mission of empowering the development of new quality productive forces in the financial industry. OneConnect deeply understands that sustainable growth can only be achieved by embracing challenges through continuous innovation and continuously empowering the development of new quality productive forces in the financial industry. Therefore, we not only focus on cutting-edge technology research and development to create financial technology products that better understand customers but also cooperate with peers at home and abroad to jointly address industry development opportunities and challenges, so as to empower the industry's transformation towards new quality productive forces.

In the tide of fintech, we are not merely observers but active promoters. This year, the company has worked closely with government agencies to set a benchmark for "new infrastructure," empowering financial institutions to transform and develop. Leading and promoting the standardization of the fintech industry, we aid in the orderly and regulated development of the sector. Through the application of digital technology, we meet customer needs and strive to build a sustainable industry where ecosystems coexist.

In terms of sustainable governance, we focus not only on numerical growth but also on the comprehensive development of Environmental, Social, and Governance ("ESG"). Since its inception, OneConnect has strictly adhered to national laws, regulations, and regulatory requirements, paying close attention to the governance structure of OneConnect. In 2023, the company further improved its ESG governance system, incorporating ESG concepts into the company's development strategy. Through in-depth research on material topics, we identify topics that could have a significant impact on the company and society, enabling us to respond more keenly to various challenges and provide solid assurance for the company's sustainable development.

In governance, we regard solid operation as crucial. In terms of corporate governance, compliance and risk control, and business ethics, the company strictly adheres to regulations, advocates for integrity in business, and ensures fairness and transparency in competition, providing a solid foundation for the company's solid operation.

Socially, we aim to build mutually beneficial ecological relationships. For customers, the company always prioritizes data security and privacy protection, continuously innovating products, and providing exceptional customer service and quality assurance. For employees, the company focuses on compliance employment, talent development and cultivation, compensation and benefits, occupational health and safety, and employee rights and care, fostering a positive work culture through corporate cultural activities. In collaboration with suppliers, the company emphasizes industry co-building and strengthens supplier management. Moreover, the company actively engages in philanthropy, leveraging its strengths to promote the digitization of the philanthropy sector. We actively participate in the joint construction of the "Belt and Road Initiative," assist in rural revitalization, and contribute to society through participation in volunteer activities, so as to achieve shared development.

Environmentally, we are firmly committed to low-carbon practices. This year, the company actively responded to the national dual-carbon goals, formulating plans to address climate change by advocating energy conservation, emission reduction, and waste elimination. We encourage all employees to be practitioners of energy-saving and emission-reduction in their daily work and life, striving to minimize the company's environmental impact. We believe that through these initiatives, the company can take solid steps towards environmental sustainability.

As China's digital transformation process continues to advance and new quality productive forces accelerate, OneConnect will focus on the goal of "accelerating the construction of a financial powerhouse." Guided by the upgraded strategy "Unite the Core, Empower the Wings", we will continue to explore innovative applications of technology in finance-related fields and scenarios. Leveraging the unique advantages of "technology + business," we will empower the development of new quality productive forces in the financial industry. With practical actions, we support the development of green finance, contributing to the sustainable development of the industry and ourselves, and continuously contributing to the high-quality development of the economy and society.

Mr. Chongfeng Shen
Chairman and Chief Executive Officer of OneConnect Financial Technology Co., Ltd.

2023 Environmental, Social and Governance Report
About This Report | Chairman's Message | About OneConnect | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental | Appendix 04

About OneConnect

Company Profile

OneConnect Financial Technology Co. Ltd. is a Technology-as-a-Service provider for financial institutions and a Chinese national high-tech enterprise. OneConnect is an associate of Ping An Insurance (Group) Company of China, Ltd. ("Ping An", together with its subsidiaries, "Ping An Group"). By leveraging Ping An Group's over 30 years of extensive experience in financial services and research capabilities, OneConnect has established long-term cooperation with financial institutions to addresses their needs of digital transformation. The integrated solutions and platform the Company provide include Digital Banking, Digital Insurance and Gamma Platform, which is a technology infrastructure platform for financial institutions. With our unique competence in "technology + business", we enable our customers' digital transformations, which help them improve efficiency, enhance service quality, and reduce costs and risks.

OneConnect was listed on the New York Stock Exchange in December 2019 and listed on the Hong Kong Stock Exchange in July 2022. Globally, we have nearly 2,500 employees and serve 20+ countries and regions. According to China Insights Consultancy Statistics, OneConnect ranked second among listed technology-as-a-service providers in China in terms of 2020 financial software and services revenue.

In September 2021, the Company puts forward the upgrading strategy of "Unite the Core, Empower the Wings", which aims to serve the digital transformation of financial institutions as one body and expand its ecological and offshore wings simultaneously to actively support the digital transformation of financial services ecosystem.

OneConnect has world-leading technology capabilities for financial services in AI, Big Data Analytics, Blockchain and so on. As of December 31, 2023, OneConnect has won 305 awards at home and abroad. The Company was selected as one of KPMG's China Top 50 Fintech Companies for six consecutive years (2018-2023), and is ranked among IDC's list of Top 100 Global Fintech Companies (rising to No. 59 in 2021); The Company has won the prestigious Wu Wen Jun AI Science and Technology Award, 78 international professional awards, and has also been awarded the CMMI5 international certification.

"Unite the Core, Empower the Wings" Strategy Catalyzes Customers' Digital Transformation


Ecosystems
Regulators
Governments
Enterprise/ Industry Partners
Financial Institutions
Digital Banking
Digital Retail Banking
Digital Credit Management
Digital Operation Solutions
Digital Insurance
Digital Property Insurance (Auto Insurance+ Health Insurance)
Digital Life Insurance
Gamma Platform
Smart Voice
Open Platform
Financial Cloud
Overseas
Southeast Asia
Hong Kong, China
Other Countries/ Regions

December 2019
listed on the New York Stock Exchange

2020
ranked second among listed technology-as-a-service providers in China in terms of 2020 financial software and services revenue

September 2021
the Company puts forward the upgrading strategy of "Unite the Core, Empower the Wings"

July 2022
listed on the Hong Kong Stock Exchange

December 31, 2023
OneConnect has won **305** awards at home and abroad. The Company was selected as one of KPMG's China **Top 50** Fintech Companies for six consecutive years (2018-2023), and is ranked among IDC's list of **Top 100** Global Fintech Companies

Professional, Innovative, Win-win For society sustainable high quality ecological Win-win For employees an all-round learning oppounity For customers enhanced eciency and seices, and reduced costs and risks Our Vision To be a world-leading nancial technology company Our Value Professional, Innovative, Win-win 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 05

2023 Key Peormance Indicators Economic Dimension 2023 100 20 9.3 324 18 7 100 Indicators Revenue YoY growth in revenue Net prot attributable to equity holders of the company YoY growth in net prot attributable to equity holders of the company Basic earnings per share Total assets YoY growth in total assets Total tax amount Customer complaint resolution rate Career development related trainings conducted Employee training satisfaction score Number of suppliers inspected in the admittance review procedure Rural revitalization donation amount Anti-corruption/clean culture related trainings conducted Coverage rate of compliance training related to anti-corruption/clean culture Catego Environmental Dimension Social Dimension Governance Dimension Unit RMB (in millions) % % RMB/share % % Times Scores Unit RMB (in 10 thousands) Times % RMB (in millions) RMB (in millions) RMB (in millions) 2023 Environmental, Social and Governance Repo About This Repor Chairman's Message About OneConnect Feature ESG Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 05 Customer complaint resolution rate 100 % Career development related trainings conducted 20 Times Employee training satisfaction score 9.3 Points Number of suppliers inspected in the admittance review procedure 324 Entities Rural revitalization donation amount 180,000 RMB Social Governance Anti-corruption culture related trainings conducted 7Times Coverage rate of anti-corruption culture related trainings 100% 2023 Key Peormance Indicators 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 06

2023年榮譽及獎項 截至2023年12月31日，壹賬通累 計榮獲305項專業權威獎項，覆蓋 全球知名諮詢機構、政府部委、學 術會議、媒體機構權威獎項，獲市 場廣泛認可。 11項 國際競賽第一 78項 國際大獎 71項 國內國際認證 300項 累計榮獲 獎項名稱 頒發機構 頒發時間 2023銀行家金融科技創新卓越機構 《銀行家》雜誌社 2023.10 2022年度廣東省科技進步一等獎 深圳市科技創新委員會 2023.09 《金融企業社會責任藍皮書（2022）》 社會責任優秀案例 2023.02 深圳市科技創新委員會，深圳市財政局， 國家稅務總局深圳市稅務局 第五屆中國金融年度品牌案例大賽——整合 行銷年度案例獎 中國金融出版社 2023.03 2023全國五一勞動獎狀 中華全國總工會 2023.04 年度虛擬銀行-卓越大獎 彭博商業週刊中文版 2023.06 2023年最佳銀行大獎 – 香港最佳中小企銀行 《亞洲貨幣》雜誌 2023.06 中國金融科技企業卓越獎 畢馬威中國 2023.06 中國最佳數據分析技術大獎 亞洲銀行家 2023.07 2023中國FinTech 50強 IDC 2023.08 2023全球 FinTech 100強（金融科技廠商） IDC 2023.09 科創中國-金融科技與數位化轉型創新優秀 成果 “科創中國”中國金融科技創新大會組委會 2023.03 金融壹賬通2023年環境、社會及管治報告 關於本報告 董事長致辭 關於金融壹賬通 專題 可持續發展治理 管治-穩健經營 社會-生態共贏 環境-邁向低碳 附录 01 Honors and Awards in 2023 As of December 31, 2023, OneConnect has cumulatively won 305 prestigious awards from globally recognized consulting rms, government agencies, academic conferences, and authoritative media organizations, earning widespread recognition in the market. 11 st 11 1 prizes in international contests 78 78 Global awards 71 71 Domestic and international ceications 305 OneConnect has cumulatively won 305 prestigious awards from globally recognized consulting rms Award Name Awarding Institution Time of Receiving the Award 2023 Banker Financial Technology Innovation Excellence Institution The Banker October 2023 First Prize in Guangdong Province Science and Technology Progress Award 2022 Shenzhen Municipal Science and Technology Innovation Committee Excellent Case of Social Responsibility in "Blue Book of Financial Enterprise Social Responsibility (2022)” The 2023 Financial Indust High-Quality Development th Conference and the 9 Financial Enterprise Social Responsibility Forum th Integrated Marketing Annual Case Award at the 5 China Financial Annual Brand Case Competition China Finance Publishing House 2023 National May Day Labor Ceicate All-China Federation of Trade Unions Viual Bank of the Year - Excellence Award Bloomberg Businessweek Chinese Edition Best Bank Awards 2023 – Best Bank for SMEs Hong Kong ASIA MONEY China Financial Technology Enterprise Excellence Award KPMG China China Best Data Analysis Technology Award The Asian Banker Top 50 China FinTech 2023 IDC Top 100 Global FinTech 2023 (Financial Technology Providers) IDC Outstanding Achievement in Financial Technology and Digital Transformation Innovation - "Sci-Tech Innovation China” The Organizing Committee of the "Sci-Tech Innovation China" China Financial Technology Innovation Conference National High-Tech Enterprise (Second Time) Februa 2023 Shenzhen Municipal Science and Technology Innovation Committee, Shenzhen Municipal Finance Bureau, Shenzhen Tax Seice, State Taxation Administration rd The 3 "NIFD-DCITS Financial Technology Innovation Case (2022) National Institute of Financial Research FinTech Research Center Financial Technology Development Award 2022 The People's Bank of China December 2023 2023 Cailian Press Zhiyuan Award · ESG Pioneer Award Cailian Press, All-China Environment Federation December 2023 11項 國際競賽第一 78項 國際大獎 71項 國內國際認證 300項 累計榮獲 Februa 2023 March 2023 March 2023 April 2023 June 2023 June 2023 June 2023 July 2023 August 2023 September 2023 September 2023 September 2023 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 07

Feature: Empowering with FinTech, Co-building a Sustainable Industry Ecosystem



2023

OneConnect's
2023 Environmental,
Social and Governance Report

In today's era, nancial technology (“ntech”) is rapidly transforming the landscape of the nancial indust, bringing signicant oppounities and challenges to government agencies, nancial institutions, and the entire indust ecosystem. As a Technology-as-a-Seice provider for nancial institutions , OneConnect is committed to harnessing the power of ntech to promote the development of inclusive and green nance, while achieving continuous innovation and digital transformation in its business, and building a sustainable digital ecosystem together with government agencies, nancial institutions, and the entire indust. 與政府機構、金融機構以及整個行業一道 共同構建可持續數字生態。 Feature: Empowering with FinTech, Co-building a Sustainable Indust Ecosystem This repo is published annually and is available in both printed and electronic versions. The electronic version can be accessed and downloaded from the ocial website of OneConnect at https://irhk.ocft.com/. “One Body and Two Wings” Company Prole Building a sustainable digital ecosystem together with government agencies, nancial institutions, and the entire indust. Financial institutions Government agencies Building a sustainable digital ecosystem together 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 09

2023 Environmental, Social and Governance Report About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 10

Partnering with Government Agencies to Create Benchmarks for "New Infrastructure"

OneConnect actively constructs a digital ecosystem, collaborating with entities such as the General Administration of Customs Tianjin Port, China Securities Regulatory Commission, China Securities Depository and Clearing Corporation Limited, Shenzhen Stock Exchange, Hong Kong Exchanges and Clearing Limited ("HKEX"), Guangdong Financial Supervisory Authority, Hainan Financial Supervisory Bureau, and China Merchants Group to establish a series of financial "new infrastructure" projects. In the first half of 2023, OneConnect cooperated with the Hong Kong SAR Government, Xiamen Municipal Local Financial Regulation Bureau, among others, to create benchmark projects such as the mobile transformation of the Hong Kong government information portal and the Xiamen private equity fund declaration and monitoring system.

Supporting the Construction of the FINI Platform, Ushering in a New Era for Hong Kong IPOs

On November 22, 2023, Fast Interface for New Issuance ("FINI"), the new digital IPO settlement platform, supported by OneConnect's technology, was officially launched, marking a new era for Hong Kong Exchanges and Clearing Limited ("HKEX") IPOs. Built on a cloud-native architecture, the FINI platform connects market participants and regulatory bodies to collaboratively manage the IPO settlement process, modernizing stages such as pricing, allocation, and payment, reducing the time between new share pricing and share trading from T+5 to T+2. This enhances market efficiency and effectively reduces market risk for HKEX. The launch of the FINI platform signifies an important step in modernizing the HKEX issuance system, continuously contributing to Hong Kong's core competitiveness as a global fundraising hub.

Empowering the Xiamen Private Equity Fund Management Service Platform

In June 2023, Ping An Bank Xiamen Branch, in conjunction with OneConnect and the Xiamen Municipal Local Financial Supervision and Administration, signed a tripartite cooperation agreement for the "Xiamen Private Equity Fund Management Service Platform Project." The project aims to jointly establish an information service platform for Xiamen's private equity funds, promoting the development of the private equity fund industry and effective regulation implementation. The platform construction includes modules for private equity fund declaration, risk warning monitoring, statistical analysis, and policy management, providing services such as standardized entry and categorized monitoring for private equity funds, actively advancing the private equity industry's service to the real economy. OneConnect is responsible for the development and construction of the platform.

Joining the Hong Kong Monetary Authority's "Commercial Data Interchange ("CDI")" Platform

In August 2023, PingAn OneConnect Credit Reference Services Agency (Hong Kong) Limited ("PAOCCRA") joined the "Commercial Data Interchange ("CDI")" platform, becoming the first data provider in the Hong Kong region to primarily offer data processing and alternative data products. The "CDI" is a key initiative of the Hong Kong Monetary Authority's "Fintech 2025" strategy, aimed at enhancing the region's data infrastructure, promoting data sharing, enabling banks to accurately assess business situations, increasing SMEs' chances of obtaining loans, and fostering the development of inclusive finance in Hong Kong.

Leveraging the industry data models and financial services experience of Ping An Group, PAOCCRA introduced the SME Credit Data Platform. Through the "CDI," this platform provides processed third-party data, offering banks risk control reports and scoring for enterprises across different industries. This aids banks in conveniently utilizing alternative data, enhancing data analysis capabilities, effectively managing credit risk for SME business, and improving operational efficiency. Additionally, it helps data providers make fuller use of their data assets and offers pre-loan decision support and post-loan monitoring services for SMEs.

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 11

Empowering the Transformation and Development of Financial Institutions

Enabling Digital Transformation

The "14th Five-Year Plan" emphasizes "accelerating digital development and building a digital China." The People's Bank of China's *"Financial Technology Development Plan (2022-2025)"* highlights the importance of advancing the high-quality digital transformation of finance, guiding financial institutions to accelerate their digital transformation and continuously enhance their application capabilities in digital technology. As a Technology-as-a-Service provider for financial institutions, OneConnect leverages its unique "technology + business" competitive edge to consistently assist clients in achieving digital transformation.

OneConnect leverages its unique "technology + business" competitive edge


Technology
Business

We built business support platform for banks to accelerate their digital transformation. In April 2023, OneConnect has collaborated with Zhejiang Mintai Commercial Bank to develop a business support platform, facilitating the bank's digital transformation. Utilizing technologies and services such as the AI Banker APP, customer service center, business opportunity center, and BICS, OneConnect has helped Mintai Commercial Bank establish mobile endpoints, customer centers, marketing centers, and public center modules for its business support platform, aligning with the bank's business characteristics and management logic. This project represents one of Mintai Commercial Bank's significant achievements in its steadfast commitment to digital transformation.

We promoted the construction of internal fund transfer pricing platform within banks, exploring new paths for digital transformation. In April 2023, VANTAGE POINT (Fanpeng Tiandi), a subsidiary of OneConnect, reached a cooperation agreement with a cooperative association in a western province and formally signed the project of the internal fund transfer pricing platform. Internal fund transfer pricing is a prerequisite and foundation for commercial banks to build a management accounting system. It is one of the powerful tools to support banks' asset-liability management and is of significant importance in achieving a balance between revenue and risk. This project will help the bank to carry out the construction and promotion of the management accounting system, explore avenues and opportunities for refined management, digital transformation, and deepening of operational strategies.

We accelerated the digital transformation of insurance business with a focus on customer-centricity. In collaboration with Old Mutual plc, OneConnect announced a comprehensive strategic partnership in February 2023, accelerating the customer-centric digital transformation of life insurance businesses. The "All-Powerful Agent," OneConnect's first digital life insurance product for the global life insurance agent market, combines AI technology to enhance recruitment, training, business development, performance, and customer management for insurance companies.

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 12

Empowering the Transformation and Development of Financial Institutions

Empowering Inclusive Finance

- Since the "development of inclusive finance" was established as a national strategy in 2013, China's inclusive finance has continuously developed and deepened.
- Utilizing fintech tools like the internet, big data, and cloud computing to develop digital inclusive finance is a vital pathway for the sustainable development of inclusive finance.
- OneConnect has consistently launched inclusive financial product solutions that empower bank lending and support financing for SMEs.



We partnered with eftPay to launch "Business Revolving Loan".

In partnership with eftPay, PAOB, a company which was OneConnect's wholly-owned subsidiary for the year ended December 31, 2023, introduced the "Business Revolving Loan" in May 2023, providing real-time and flexible new SME loan services for eftPay's SME merchants. As the first virtual bank in Hong Kong to use alternative data for credit approval, PAOB assists eftPay merchants in applying for loans using commercial data. Through its proprietary risk assessment platform, PAOB simplifies the loan approval process by conducting credit analysis. Customers do not need to submit any application documents or collateral, providing them with a more convenient and expedited virtual banking service experience.

Introducing YiQiDai to address the financing difficulties faced by small and medium-sized enterprises.

The launch of "YiQiDai" addresses the financing difficulties of SMEs, becoming a star product that empowers bank lending and assists SME owners during special periods. "YiQiDai" builds a risk control model based on tax invoices and related business operation data, differing from traditional "single-point" solutions. This intelligent inclusive financial product solution allows financial institutions and businesses to enjoy the convenience of end-to-end intelligent services, quickly building a new digital ecosystem for inclusive finance. "YiQiDai" features automated approval, large credit limits, wide customer coverage, and a fully contactless process, effectively solving the current financing difficulties faced by SMEs. As of June 28, 2023, "YiQiDai" has served over 110,000 customers in cooperation with financial institutions, with an average monthly loan issuance exceeding RMB 300 million.

110,000 | has served over 110,000 customers

300 Million | with an average monthly loan issuance exceeding RMB 300 million

2023 Environmental, Social and Governance Report About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environment Appendix 13



Empowering the Transformation and Development of Financial Institutions

Empowering Green Finance

Since the introduction of the dual carbon goals, China has gradually explored and formed a green finance system comprising standards, regulatory and disclosure requirements for financial institutions, incentive and restraint mechanisms, green financial products and markets, and international cooperation. In this process, fintech serves as a crucial enabling tool, deepening its integration with the green finance system and innovating in green credit, ESG financing, and green inclusive finance. OneConnect actively responds to the green finance development needs of financial institutions, empowering the construction of the green finance system with fintech.



01
02
03
04
Green credit
ESG financing
Green inclusive finance
Other

We create a Comprehensive Carbon Emission Data Management Platform.

OneConnect's Gamma blockchain team has developed a "Blockchain-based Comprehensive Carbon Emission Data Management Platform," a new model for the full-process control of carbon data, addressing data authenticity, standardization, and privacy. The platform, serving as infrastructure for the dual carbon economy and leveraging Ping An Group's financial resources and business advantages, provides convenient connections for material submission, data verification, quota confirmation, and contract signing, enhancing the corporate dual carbon operation system. Especially in the financial sector, the platform serves the real economy by reducing financing costs, increasing financing availability, creating new trading markets, and guiding and promoting the low-carbon transformation of the economy. With the comprehensive carbon emissions data operation model as the data foundation, it promotes the formation of a multi-level, three-dimensional innovation system for green and low-carbon development. Furthermore, by utilizing green credit and other means, it addresses the financial challenges faced by pilot enterprises in business scenarios. It provides services such as green financial tools to construct a dual-carbon digital information system for enterprises, and collaborates with pilot programs to empower businesses in green finance and green credit, among other services. In April 2023, at the "Sci-Tech Innovation China" Financial Technology Industry Innovation Forum and the 6th China Financial Technology Innovation Conference hosted by the China Association for Science and Technology, OneConnect's "Blockchain Comprehensive Carbon Emission Data Management Platform" was awarded an outstanding case of financial technology innovation application.

2023 Environmental, Social and Governance Report
About This Report | Chairman's Message | About OneConnect | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental | Appendix 14

Leading and Promoting the Standardization of the Fintech Industry

OneConnect actively participates in the formulation of industry standards, leading the development of the sector while adjusting its own direction to achieve mutual benefits.

On March 28, 2023, the Chartered Financial Analyst ("CFA") Association officially released the *"Handbook of Artificial Intelligence and Big Data Applications in Investments,"* a collaborative effort by experts from over ten financial institutions and technology companies worldwide. The handbook, which discusses the current opportunities in the era of AI and big data from both strategic and practical perspectives, including principles, strategies, and case studies, has resonated within the industry. As the only CFA partner institution in the Asia-Pacific region, OneConnect contributed to sections on intelligent customer service, knowledge graphs, and AI-enabled applications in the financial industry, marking a significant contribution to the handbook. OneConnect extensively elaborated on various aspects such as the development background, typical application scenarios, construction processes, and risk challenges of AI intelligent customer service in the financial sector.

In June 2023, the National Standard *"Information Security Technology - Blockchain Information Service Security Specification,"* led by Institute of Information Engineering of the Chinese Academy of Sciences, was officially released. The standard falls under the responsibility of TC260 ("National Information Security Standardization Technical Committee") and is supervised by the Standardization Administration of China ("SAC"). It came into effect on December 1, 2023. OneConnect, as an important participant, was involved in the drafting of the standard. With the widespread application of blockchain technology, information security has become a major concern. The introduction of this standard addresses the issue of the lack of standard criteria for blockchain information service providers to conduct security construction and assessment. Participating in the drafting of this standard aims to further promote the secure development of the blockchain industry. Throughout the standard-setting process, OneConnect leveraged its expertise in blockchain technology, financial security, and information protection.

Drawing on its experience with blockchain technology and implementation projects, OneConnect has also contributed to writing several industry technical standards, including white papers for the General Administration of Customs of the People's Republic of China ("GACC"), the Ministry of Industry and Information Technology ("MIIT"), and others, such as the *"Cross-Border Trade Blockchain White Paper"*, *"Tianjin Port Blockchain Verification Pilot Project Business Policy Compliance Recommendation"* and the *"Blockchain Legal Compliance White Paper"* pushing for the standardized development of the blockchain industry.


HANDBOOK OF ARTIFICIAL INTELLIGENCE AND BIG DATA APPLICATIONS IN INVESTMENTS

Handbook of Artificial Intelligence and Big Data Applications in Investments

Promoting the Standardization of the Fintech Industry

March 2023

- *"Handbook of Artificial Intelligence and Big Data Applications in Investments"*

June 2023

- *"Information Security Technology - Blockchain Information Service Security Specification"*

Contributed to writing

- White papers for the General Administration of Customs of the People's Republic of China;
- White papers for the Ministry of Industry and Information Technology

Contributed to standardized development of the blockchain industry

- *"Cross-Border Trade Blockchain White Paper"*
- *"Tianjin Port Blockchain Verification Pilot Project Business Policy Compliance Recommendation"*
- *"Blockchain Legal Compliance White Paper"*

01

Sustainability Governance



2023

OneConnect's
2023 Environmental,
Social and Governance Report

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 16

Board Statement (1.1)

The company's Board of Directors ("the Board") holds the ultimate decision-making authority regarding the company's environmental, social, and governance ("ESG") strategy and bears overall responsibility for the annual ESG report. The Board is responsible for overall supervision of ESG matters, setting ESG-related objectives, ensuring that the company has established appropriate and effective ESG risk management policies and systems, and adequately overseeing the implementation of ESG efforts.

The company has established the ESG Oversight Committee to identify and evaluate material ESG matters regularly and comprehensively to construct the materiality matrix. The ESG Oversight Committee summarizes the company's annual ESG performance, evaluates it against the ESG objectives set by the Board, prepares the company's ESG report, and presents to the Board.

The Board reviews the annual ESG report, assesses significant ESG risks and opportunities, identifies material topics, reviews progress towards goals, and revises the company's ESG management policies and strategies to ensure the integration of ESG principles into the company's development strategy.

This report details the progress and achievements of our company's ESG efforts for the year 2023, which was reviewed and approved by the Board on March 18th, 2024. The Board and all directors are responsible for the authenticity, accuracy, and completeness of the report. There are no false records, misleading statements, or material omissions in the contents.

In the future, the Board will discuss the establishment and progress of further objectives, and continue to optimize the company's ESG management strategies and methods in accordance with stakeholders' expectations and operation realities, continuously improving ESG management and performance.

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 17

ESG Governance System (1.2)

OneConnect Financial Technology Co. Ltd. recognizes the importance of ESG matters to the robust development of the company. We actively practice the concept of sustainable development and incorporate it into our strategy. OneConnect has established a clear, efficient, and well-defined ESG governance structure and strengthened ESG management in a more scientific, professional, and systematic manner by combining it with operation realities.

The company's Board of Directors assumes full responsibility for environmental, social and governance-related matters and holds the ultimate decision-making authority. The Board is responsible for the holistic oversight of ESG matters, including target-setting, policy formulation, and checking target completion progress.

An ESG Oversight Committee is established within the company's management layer, consisting of the Chief Executive Officer, heads of relevant functional departments, and other key management representatives. This committee is responsible for coordinating the advancement of ESG-related matters within the company, including comprehensively identifying, assessing, and managing significant ESG-related matters, regularly reviewing the practical progress of ESG goals set by the Board, organizing the preparation of the annual ESG report to present to the Board, and continuously improving and standardizing the management of ESG matters and risks, guiding and urging each functional department and business line to carry out and implement specific tasks.

Each functional department and business line plays its role to the fullest, actively implementing various ESG-related initiatives and promptly reporting ESG-related performance to the management to ensure the ESG Oversight Committee is informed of the execution and progress towards ESG management goals. In addition, the company employs external experts to provide advice and guidance on internal ESG matters and risk management, as well as the annual reporting process.

OneConnect ESG Governance Structure


Board of Directors
ESG Oversight Committee
Functional Departments
Business Lines
Board Office
Brand Promotion Department
Human Resources Department
Administration Department
Finance Department
Legal Compliance and Risk Management Department
Corporate Planning Department
Others
Digital Banking Division
Digital Insurance Division
Gamma Platform Division
Others

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 18

Stakeholder Engagement (1.3)

As a group of people who are closely associated with the sustainable development of our company, stakeholders play a significant role in the decision-making process. OneConnect fully respects and safeguards the legitimate rights and interests of each stakeholder and values their expectations and demands. OneConnect proactively builds diversified communication channels and mechanisms, integrating their expectations into the company's sustainability governance and information disclosure and maintaining effective communication and building trust with stakeholders.

We provide professional services for customers, create outstanding returns for shareholders, grow together with partners, offer growth opportunities to employees, actively undertake social responsibilities, and strive to achieve harmonious development among ourselves, customers, shareholders, partners, employees, and society.

Stakeholders	Issues of concern	Communication channels
Government and Regulators	Empowering inclusive finance Operation compliance Tax transparency	● Communication meetings with government officials ● Public disclosure of information ● Regulatory communication and material submission
Shareholders / Investors	Solid performance FinTech innovation Risk management Corporate governance	● Periodic reports and daily announcements ● General shareholders' meeting ● Presentation of performance, investor surveys ● Official website
Customers	High-quality products Customer service Information security and privacy protection Protection of intellectual property rights	● Bid proposals and project meetings ● 400 telephone system ● Complaints handling ● Service quality control system ● Customer satisfaction survey ● After-sales service follow-up
Employees	Diversity and equal opportunities Employee benefits and rights Employee training and development Occupational health and safety Labor rights	● Talent recruitment channels ● The training system and policy communication ● Internal meetings and communication ● Corporate culture activities ● Employee satisfaction survey
Suppliers and Partners	Supply chain management Business ethics Anti-unfair competition Protection of intellectual property rights	● Supplier conference ● Supplier management information system ● Communication and training on the supplier management system ● Exchange visits of the management ● Cooperative development projects
Communities	Community environment Community contributions	● Green operations ● Charitable activities
Media, Social Groups and Other Stakeholders	Construction of financial infrastructure Facilitating industry transformation and development Empowering industry green development Empowering inclusive finance	● Brochures, official website, and media coverage ● Press conference, forum, and social events ● Visits and interviews

Information Security and Privacy Protection Corporate Governance Compliance Management Business Ethics Risk Management Employee Welfare and Rights Stable Peormance Financial Technology Innovation Employee Health and Safety Employee Training and Development High-Quality Products Customer Seice Empowering Green Indust Development Financial Infrastructure Construction Assisting Indust Transformation and Development Tax Transparency Empowering Inclusive Finance Anti-Unfair Competition Diversity and Equal Oppounities Protection of Intellectual Propey Rights Supply Chain Management Addressing Climate Change Community Contribution Energy and Resource Management Waste Management Imporant Impact on OneConnect Ve Imporant Imporant Impact on OneConnect Ve Imporant OneConnect ESG Materiality Matrix Environmental Topics Social Topics Governance Topics Information security and privacy protection Corporate governance Operation compliance Business ethics Risk management Employee benets and rights Solid peormance Occupational FinTech innovation health and safety Employee Training and Development High-Quality Products Customer Seice Empowering indust green development Construction of nancial infrastructure Facilitating indust transformation and development Tax Transparency Empowering Inclusive Finance Anti-Unfair Competition Diversity and Equal Oppounities Protection of Intellectual Propey Rights Supply Chain Management Addressing Climate Change Community Contributions Energy and Resource Management Waste Management Impoant Impact on OneConnect Ve Impoant Impoant Impact on stakeholders Ve Impoant Environmental topics Social topics Governance topics Ve impoant Impact on stakeholders Impoant Impoant Impact on OneConnect Ve impoant Addressing climate change Waste management Energy and resource management Supply chain management Anti-unfair competition Solid peormance Risk management Business ethics Protection of intellectual propey rights Community contributions Customer seice Information security and privacy protection Employee benets and rights Empowering inclusive nance High-quality products FinTech innovation Tax transparency Construction of nancial infrastructure Empowering indust green development Diversity and equal oppounities Employee training and development Corporate governance Operation compliance Facilitating industry transformation and development Occupational health and safety Identication of Material Topics (1.4) OneConnect places high impoance on the identication and management of ESG topics, conducting an analysis of material topics annually. The company considers the expectations and demands of stakeholders as crucial factors in formulating its ESG strategy. Regular communications with stakeholders are conducted to understand and collect their views and feedback. During the 2023 scal year, OneConnect has identied 25 material topics by referring to the HKEX’s ESG Repoing Guide, GRI Standards, Sustainability Accounting Standards Board ’s (“SASB”) Standards, and other industries standards related to the company’s business, and incorporating investors’ concerns, peer practices, and regulato requirements.. By considering the impoance of each topic to stakeholders, as well as assessing the signicance of each topic to the company’s development, OneConnect ranked the materiality of relevant topics and formed a materiality matrix which was reviewed and conrmed by the company’s Board of Directors. Ve impoant Impact on stakeholders Impoant Impoant Ve impoant Addressing climate change Waste management Energy and resource management Supply chain management Anti-unfair competition Solid peormance Risk management Business ethics Protection of intellectual propey rights Community contributions Customer seice Information security and privacy protection Employee benets and rights Empowering inclusive nance High-quality products FinTech innovation Tax transparency Construction of nancial infrastructure Empowering indust green development Diversity and equal oppounities Employee training and development Corporate governance Operation compliance Facilitating industry transformation and development Occupational health and safety Impact on OneConnect 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 19 OneConnect ESG Materiality Matrix Environmental topics Social topics Governance topics

Promoting to Achieve United Nations Sustainable Development Goals (“UN SDGs”) (1.5) The company signed a purchase agreement with a cooperative enterprise in Xiabei Village, Ebu Town, Shenzhen-Shantou Special Cooperation Zone, to open up a broader economic channel for local agricultural products. At the same time, the company paicipated in the "Shenzhen and Kashgar - good deeds to the future" special fund project initiated by the One Foundation to help the needy groups in Kashgar to alleviate their diculties. UN SDGs Actions of OneConnect Throughout the standard-setting process, OneConnect leveraged its expeise in blockchain technology, nancial security, and information protection. Drawing on its experience with blockchain technology and implementation projects, OneConnect has also contributed to writing several indust technical standards, including white papers for the General Administration of Customs China (GACC) , the Minist of Indust and Information Technology (MIIT), and others, such as the "Cross-Border Trade Blockchain White Paper", "Tianjin Po Blockchain Verication Pilot Project Business Policy Compliance Recommendation," and the “Blockchain Legal Compliance White Paper” pushing for the standardized development of the blockchain indust. The company signed a purchase agreement with a cooperative enterprise in Xiabei Village, Ebu Town, Shenzhen-Shantou Special Cooperation Zone, to open up a broader economic channel for local agricultural products. At the same time, the company paicipated in the "Shenzhen and Kashgar - good deeds to the future" special fund project initiated by the One Foundation to help the needy groups in Kashgar to alleviate their diculties. The company organized a team of employee volunteers to paicipate in the "Food Angel Experience Day" organized by Food Angel, Hong Kong's rst food recove and assistance programme, to collect leftover ingredients that are still safe for consumption and prepare meals for free distribution to people in need of food assistance in the community, including the elderly, low-income earners and the homeless. The company attaches great impoance to the physical and mental health and safety of its employees, and builds an all-round health protection system, providing employees with a full range of health protection such as annual health checkups, mental health counseling, inrma consultation, cooling and heating benets, and also providing employees with supplementa comprehensive welfare protection plans such as accidental, life and medical insurance. The company advocated and organized the "Love and Technology Growing Together" public welfare walk, calling on paicipants to pay attention to the education and growth of rural children. The funds will be used to suppo and nuure children's charitable projects, helping children aged 0-18 to grow up healthily and happily, and to develop equally. The company standardizes the management of the whole process of recruitment before, during and after, does not treat candidates dierently due to gender dierences, ensures that the recruitment and promotion process is fair and non-discriminato, and safeguards the legitimate rights and interests of female employees. The company advocates energy conseation, emissions reduction, and the prevention of waste, and calls on all employees to develop the habit of saving water, electricity, paper and meals in their daily work and life, and to become practitioners of energy conseation and emission reduction actions. The company creates a large number of high-quality jobs, provides employees with rich training oppounities and a sound promotion mechanism to ensure that eve employee has the oppounity to grow and develop, while upholding the commitment to protect the rights and interests of employees and caring for their well-being. UN SDGs Actions of OneConnect 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 20

2023 Environmental, Social and Governance Report | About This Report | Chairman's Message | About OneConnect | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental | Appendix | 21

Promoting to Achieve United Nations Sustainable Development Goals ("UN SDGs") (1.5)

UN SDGs	Actions of OneConnect
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	Based on the accumulated advantages of top technologies in financial business scenarios, the company actively builds digital ecosystems, works with the government to create a series of financial "new infrastructure" projects, improves the level of data infrastructure construction, promotes data sharing, and empowers the transformation and development of financial institutions.
10 REDUCED INEQUALITIES	The company insists on treating all employees equally, is committed to realizing equality and fairness in the workplace, resolutely avoids treating employees differently due to other non-work factors and other differences, and creates an equal, non-discriminatory and inclusive workplace environment for employees.
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	The company advocates low-carbon and environment-friendly consumption philosophy, and actively reduces the environmental impact of its operations through energy-saving renovation, advocating energy conservation and emission reduction by employees, and strengthening waste management. In terms of internal supplier management standards, the Company has targeted the inclusion of sustainable development requirements, focusing on the performance of suppliers in environmental protection, employee rights and risk management and other ESG topics.

UN SDGs	Actions of OneConnect
13 CLIMATE ACTION	Concerned about the environmental, economic and social impacts of climate change, the Company attaches great importance to the governance of climate-related risks and opportunities, formulates the plans to identify and evaluate climate-related risks and opportunities, and takes strong measures to support the Group's green development.
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	The Company strictly complies with laws and regulations, strives to create a clean and transparent business environment, regulates the business conduct of all directors and employees, strengthens the Company's anti-monopoly and anti-unfair competition assessment, and prohibits the use of child labor and forced labor. In terms of supplier conduct, suppliers are required to sign an *"Anti-Corruption Compliance Commitment Letter"* and actively undertake and practice corporate social responsibility. OneConnect also conducts related advocacy and training for suppliers.
17 PARTNERSHIPS FOR THE GOALS	The Company fully respects and safeguards the legitimate rights and interests of stakeholders, attaches importance to the expectations and demands of stakeholders, actively builds diversified communication channels and mechanisms, incorporates the expectations of stakeholders into the Company's sustainability governance and information disclosure, maintains effective communication and establishes a relationship of trust with stakeholders, actively undertakes corporate social responsibility, and strive to achieve harmonious development among ourselves, customers, shareholders, partners, employees, and society.

02 Governance - Solid Operation 2023 OneConnect's 2023 Environmental Social and Governance Repo 2023 OneConnect's 2023 Environmental, Social and Governance Repo 02 Governance - Solid Operation

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance – Solid Operation Social – Ecological Win-Win Environmental Appendix 23



Operation Compliance (2.1)

Corporate Governance (2.1.1)

The Board is the highest decision-making body regarding the company's environmental, social, and governance strategy, with subcommittees including the Audit Committee and the Compensation and Nomination Committee. All members of the Audit Committee are independent non-executive directors, and the Compensation and Nomination Committee is predominantly composed of independent non-executive directors who also serve as its chair. As of December 31, 2023, the Board consisted of 9 directors, including 1 executive director (accounting for 11.10%), 4 non-executive directors (44.45%), and 4 independent non-executive directors (44.45%). Among them, there were 2 female directors (22.22%).

- The Board consisted

1 executive director	accounting for 11.10%	2 female directors	accounting for 22.22%
4 non-executive directors	accounting for 44.45%	7 male directors	accounting for 77.78%
4 independent non-executive directors	accounting for 44.45%		

The Company has adopted a board diversity policy (the "Board Diversity Policy") which sets out the objective and approach to achieve and maintain diversity of the Board in order to enhance its effectiveness. Pursuant to the Board Diversity Policy, the Board seeks to achieve its diversity through the consideration of a number of factors when selecting candidates to the Board, including but not limited to skills, experience, cultural and education background, geography, industry and professional experience, ethnicity, gender, age, knowledge and length of service. The knowledge and skills of the Board members cover various fields, including banking and finance, financial planning, legal and compliance, business management, business development and investments, providing talent support for the professionalism and efficient operation of the Board. The Compensation and Nomination Committee is responsible for reviewing the Board Diversity Policy, monitoring the implementation of the Board Diversity Policy and reviewing the Board Diversity Policy from time to time to ensure its continued effectiveness. For further details, please refer to the company's annual report and other documents disclosed on the HKEX on April 23, 2024.

- Key Performance in 2023

4	Board meetings
5	Audit Committee meetings
1	Remuneration and Nomination Committee meeting

2023 Environmental, Social and Governance Report About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance – Solid Operation Social – Ecological Win-Win Environmental Appendix 24

Operation Compliance (2.1)

Compliance and Risk Control (2.1.2)

OneConnect consistently maintains compliance sensitivity, closely monitoring regulatory policy trends, and strictly adhering to national laws, regulations, and various regulatory provisions to comprehensively enhance the company's compliance operations.

In terms of intellectual property compliance management, OneConnect strictly follows laws and regulations such as the *Patent Law of the People's Republic of China*, the *Trademark Law of the People's Republic of China*, and the *Copyright Law of the People's Republic of China*. Since its establishment, the company has always paid high attention to the protection of intellectual property rights and has developed an intellectual property management system tailored to the company's developmental characteristics. Currently, policies like the *Intellectual Property Protection Management Measures*, the *Invention Reward Management Measures*, and the *Trade Secret Protection Management Measures* have been formulated. These policies clarify the departments responsible for intellectual property, trade secrets, and patent protection, and establish an intellectual property coordination department, relevant positions, and departmental intellectual property liaisons, building a company-wide intellectual property talent pool to advance the application and protection of intellectual property rights and the distribution of related bonuses. Regarding tax compliance management, the company strictly follows the tax laws and regulations of the operating countries, formulates and implements the *Tax Work Management Measures* according to the actual situation of the company, specifying departmental responsibilities, standardizing accounting treatments, and tax payment processes to improve the accuracy of tax data. The company regularly reviews its related party transactions, promptly communicates with relevant departments to understand and discuss the fairness of pricing, and makes tax adjustments according to tax laws for transactions that do not meet the fairness requirements from a tax perspective.

The company regards risk management as one of the core activities of business management and operations. It has established a comprehensive risk management system that covers all aspects, with clear responsibilities, well-defined boundaries, and normative management. The company has formulated a series of risk management frameworks and policies, including the *Comprehensive Risk Management Framework*, *Operational Risk Management Framework*, and *Reputation Risk Management Policy*. Additionally, it has established effective-operating three lines of defense for risk management, with clear delineation of responsibilities and mutual checks and balances. Three lines of defense are composed of business lines, risk management functional departments, and internal audit and supervision departments, ensuring that responsibilities are properly implemented.

The company conducts multidimensional and comprehensive risk identification in its business areas, designates risk management functions to coordinate the establishment of applicable risk management policies, mechanisms, indicators, processes, systems, and management tools, and identifies, measures, evaluates, monitors, responds to, and reports on various risks. The company promotes and perfects proactive and in-process risk management capabilities through "reporting, monitoring and early warning, inspection and handling" and "process sorting, risk exposure investigating, impact ranking, rectification suggesting, and improvement approval" closed loops. It implements special risk reviews and admission requirements in key areas such as new business and products, third-party cooperative institution management, conducts irregular business risk assessments and reviews, identifies critical risk processes, proposes risk preventive, and forward-looking control optimization suggestions, and issues assessment reports to prevent potential issues.

The company emphasizes the perfection of its compliance and risk management systems, continuously conducts compliance and risk management-related trainings, and takes multiple measures to promote a risk management culture. In 2023, the company released 24 bi-weekly regulatory policy updates, 4 business-specific interpretations, and 10 compliance culture promotions, conducted trainings on human resource management, legal compliance, etc., providing compliance, security, and risk management training and advocacy to all employees across different job categories to enhance their awareness of compliance, security, and risk management.


10
Compliance culture promotions
24
Bi-weekly regulatory policy updates
4
Business-specific interpretations

商業道德 金融壹賬通一直以秉持卓越的商業道德為己任，確保我們的業務運營始終符合最高的道德準則。公司及時跟進最新國際及國內政策制度、相關規 定，制定內部商業道德管理制度規範，確保公司不發生貪污賄賂事件，不破壞商業競爭的公平性，不損害金融秩序。 公司董事會負責監督公司商業道德相關制度的落實，全體管理層均履行應盡的義務，對商業決策的道德性和合規性進行全面審查和探討。董事會 審計委員會定期與內部審計團隊會面，討論開展內部審計工作，其中包括反貪汙工作。內部審計團隊會定期向審計委員會彙報審計結果。 2023年關鍵績效 涉及腐敗或賄賂 的訴訟案件數 0起 涉及洩漏客戶隱私數據 的訴訟案件數 0起 涉及利益衝突 的訴訟案件數 0起 涉及洗錢或內幕交易 的訴訟案件數 0起 0 5 10 15 20 25 30 35 金融壹賬通2023年環境、社會及管治報告 關於本報告 董事長致辭 關於金融壹賬通 專題 可持續發展治理 管治-穩健經營 社會-生態共贏 環境-邁向低碳 附录 01 涉及腐敗或賄賂 的訴訟案件數 0起 涉及洩漏客戶隱私數據 的訴訟案件數 0起 涉及利益衝突 的訴訟案件數 0起 涉及洗錢或內幕交易 的訴訟案件數 0起 0 5 10 15 20 25 30 35 最快兩日半可放款 OneConnect has always committed itself to uphold excellent business ethics, consistently adhering to ethical standards in its business operations. The company keeps abreast of the latest international and domestic policies and regulations, establishing internal business ethics management policies and norms to ensure that the company does not engage in corruption, undermine the fairness of business competition, or compromise the nancial order.. The Board is responsible for overseeing the implementation of the company's business ethics-related policies and norms, with all management fullling their obligations to thoroughly review and discuss the ethics and compliance of business decisions. The Audit Committee of the Board regularly meets with the internal audit team to discuss internal audit work, including anti-corruption eos. The internal audit team regularly repos audit results to the Audit Committee. Key Peormance in 2023 Number of breaches in Corruption or Bribe:0 Business Ethics (2.2) Number of breaches in Discrimination or Harassment:0 Number of breaches in Customer Privacy Data: 0 Number of breaches in Conicts of Interest: 0 Number of breaches in Money Laundering or Insider trading: 0 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 25

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 26

Business Ethics (2.2)

Anti-corruption and Anti-bribery (2.2.1)

OneConnect is committed to creating a clean and transparent business environment, regulating the business conducts of all board members and employees, ensuring a good working culture and enhancing business ethics. The Company fully complies with the provisions and the spirit of all applicable anti-corruption laws, including the U.S. *Foreign Corrupt Practices Act* ("*FCPA*"), and the anti-corruption laws of the People's Republic of China. The Company has issued and implemented a series of polices, such as the "*Anti-corruption Compliance Policy*" and the "*Code of Business Conduct and Ethics*", which require its board members and employees to always adhere to ethical standards in business practices. The Company strictly prohibits engaging in or tolerating bribery or any other form of corruption. The Company has imposed polices which prohibit from offering, promising, authorizing, receiving, or giving money or anything of value to "Influential Outside Persons" or any other person or entity to secure any improper advantage, or to obtain, direct or retain business for the Company. The Company's internal personnel are also prohibited from offering, promising, authorizing, giving money or anything of value to an influential outside entity in order to secure any improper advantage, or to obtain, direct or retain business for the Company.

The Company attaches importance to the cultivation of employees' awareness of business ethics and continues to make efforts in the training and promotion of employees' business ethics. In 2023, the Company issued a full anti-corruption compliance guidance for all employees, providing comprehensive and detailed guidelines and answers for the four major sections, namely, basic guidelines, review scenarios, review process and guidelines for completion. As of December 31, 2023, the Company conducted 7 anti-corruption culture related trainings for all employees, with a coverage rate of 100%. Throughout 2023, the Company did not have any litigation cases involving corruption and bribery.

7	100%	0
Conducted 7 anti-corruption culture related trainings for all employees	with a coverage rate of 100%	The Company did not have any litigation cases involving corruption and bribery

Anti-corruption Compliance Guidance-Review Standards

Legal Compliance and Risk Management Department September 2023

Content Overview


Basic Guidelines
Review Scenarios
Review Process
Guidelines for Completion

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance – Solid Operation Social – Ecological Win-Win Environmental Appendix 27

Business Ethics (2.2)

Anti-Money Laundering, Anti-Monopoly, and Anti-Unfair Competition (2.2.2)

OneConnect strictly adheres to laws and regulations such as the *Anti-Monopoly Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Anti-Money Laundering Law of the People's Republic of China*, the *Anti-Terrorism Law of the People's Republic of China*, and the *Notice of the People's Bank of China on Implementing Relevant Resolutions of the United Nations Security Council*, following the principles of fairness, legality, and honesty. The company continuously strengthens its assessment of anti-monopoly and anti-unfair competition, rigorously reviews the legality and compliance of investment, mergers, acquisitions, and other transaction activities, and discloses information as required.

To optimize the anti-money laundering and sanctions compliance management mechanisms, OneConnect integrates domestic and international laws, regulations, and regulatory requirements to establish a comprehensive anti-money laundering and sanctions compliance management system. The company has developed a solid anti-money laundering framework, including the *Anti-Money Laundering and Penalties List Monitoring Management Measures* and the *Anti-Money Laundering and Anti-Terrorist Financing Internal Audit Working System*, improving anti-money laundering processes, supervising, and reviewing compliance management of business lines and subsidiaries both domestically and abroad, enhancing the level of anti-money laundering duties.

In 2023, the company had no investigations related to money laundering disputes, nor did it face litigation or penalties due to suspected monopolistic practices or unfair competition.



Whistleblower Procedures and Protection (2.2.3)

OneConnect actively welcomes opinions from all parties, providing communication channels for feedback to effectively safeguard the company's overall interests. The company has established the *Letters and Visits Work Management System* and the *Management Measures and Rewards of Whistleblowing*, encouraging lawful reporting of actions detrimental to the company's reputation and customer interests while standardizing reporting procedures. Rewards for whistleblowers are determined based on the severity and nature of the reported violations, the role of the provided clues and evidence in the investigation, and other factors.

Anyone can report illegal or regulatory violations of units or individuals to the company through email, letters, phone calls, and visits. The company has established a dedicated email, address, and phone number for integrity-related reports and whistleblowing, handled by specialized personnel responsible for accepting, reviewing, initiating investigations, and managing whistleblower rewards. The internal audit team will promptly initiate an investigation upon receiving a report. Based on the investigation findings and company policies, the reported issues will be addressed, and appropriate penalties will be imposed on the violators depending on the severity of the situation. If criminal activity is suspected, it will be referred to law enforcement agencies for further action.

Email addresses for reporting complaints:

- dept_jryztjhjcb@ocft.com
- PUB_YZTXFJB@ocft.com

The company commits to maximum protection of whistleblower identity and safety, strictly prohibiting the disclosure of whistleblower information and report content to the reported parties or unrelated individuals. Unauthorized excerpting, copying, withholding, or destruction of whistleblower materials is prohibited. For anonymous whistleblower materials, except when necessary for legal investigation, unauthorized verification or authentication is not allowed. Actions that may disclose the identity of the whistleblower or the content of the report are prohibited.

03 2023 OneConnect's 2023 Environmental, Social and Governance Repo Social - Ecological Win-Win

2023 Environmental, Social and Governance Report

About This Report | Chairman's Message | About OneConnect | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental | Appendix | 29

Customer First (3.1)



Data Security and Privacy Protection (3.1.1)

OneConnect strictly adheres to relevant laws and regulations such as the *Cybersecurity Law of the People's Republic of China*, the *Data Security Law of the People's Republic of China*, and the *Personal Information Protection Law of the People's Republic of China*, placing a high priority on safeguarding user information security. In 2023, the company developed and refined policies including *the Personal Information Compliance Management Measures, Foreign Data Management Measures, Data Security Management Measures, Detailed Rules for Data Security Management, Data Security Incident Management Measures, Data Classification and Grading Management Measures, and External Data Exchange Security Management Measures.* These policies resolutely protect user information and data privacy, providing the most reliable services for users. The *Personal Information Compliance Management Measures*, applicable to OneConnect Financial Technology Co., Ltd. and all its subsidiaries, designate the departments and individuals responsible for personal information protection. They clearly stipulate the basic principles of personal information protection, consent authorization, storage, usage, entrusted processing, sharing, transfer, destruction, complaints, cross-border management requirements, security incident response, and security assessment and audit principles. These measures further strengthen personal information protection and standardize the specific implementation and execution of the company's daily personal information protection work, ensuring data compliance, confidentiality, availability, and integrity. The company requires all employees in each department to strictly adhere to the national and company regulations and requirements regarding the protection of personal information. In case of violation, the company will handle the responsible department and individuals according to the *"Red, Yellow, and Blue Card Penalty System"* and the *"Employee Violation Behavior Handling Execution Standard"*. Additionally, the company actively employs technical, policy, systemic, and procedural measures to enhance personal information security and protection. In 2022, Ping An Financial Cloud released its privacy policy, clarifying how the company collects, stores, protects, uses, and shares customer personal information and the rights customers have. For more details, please refer to *"Ping An Financial Cloud Privacy Policy:* https://www.ocftcloud.com/ssr/policy/1.2".

金融壹賬通2023年環境、社會及管治報告 A B D C E Customer First (3.1) The Chief Technology Ocer (“CTO”) sees as the representative for information security management, overseeing the company's entire information security management work. Responsibilities include: Setting the direction for information security work development Making overall decisions on the company's information security work Reviewing the company's overall information security risks Ensuring information security control measures are eectively and continuously implemented throughout the company Approving signicant changes to information security policies, strategies, and standards The company has established and rened a three-tier data security management structure. The rst tier, the decision-making layer, consists of the Data Security Management Committee, the highest decision-making body for the company's data security management, responsible for overseeing the company's data security management work and deliberating on related policies and regulations. The second tier, the management coordination layer, comprises the information security team, responsible for the overall organization and coordination of the company's data security management. The third tier, the execution layer, consists of the data security execution group, covering the company's information security team's data security management positions and all depamental data security execution positions. Strengthening the Foundation of Data Security A Setting the direction for information security work development; C Reviewing the company's overall information security risks; Ensuring information security control measures are eectively and D continuously implemented throughout the company; E B Making overall decisions on the company's information security work; Approving signicant changes to information security policies, strategies, and standards. The company has established an Information Security Committee, which is fully responsible for the comprehensive management of the company's information security. Responsibilities include: 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 30

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 31

Customer First (3.1)

The company establishes information security and data security management systems, implementing a series of unified information security and data security management-related regulations internally. The execution of the company's information security and data security-related work is guided by these regulations and other information security management system documents, with all employees required to diligently implement and execute the management system. Information security regulations comprise four categories: information security policies, strategies, management measures, and implementation details:

a) Information security policies represent the company management's commitment to and requirements for protecting information assets;
b) Information security strategies establish the principles and directions for information security protection;
c) Information security management measures detail the standard requirements for various information security management areas;
d) Information security implementation details elaborate on the specific requirements for implementing information security standards, typically applied to IT systems such as platforms, operating systems, application systems, network devices, and transmission.

Information security regulations

01
Information security policies
Information security policies represent the company management's commitment to and requirements for protecting information assets;

02
Information security strategies
Information security strategies establish the principles and directions for information security protection;

03
Information security management
Information security management measures detail the standard requirements for various information security management areas;

04
Information security implementation details
Information security implementation details elaborate on the specific requirements for implementing information security standards, typically applied to IT systems such as platforms, operating systems, application systems, network devices, and transmission.

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 32

Customer First (3.1)

The company continuously optimizes security systems, establishing personal information security impact assessments, data classification and grading, and cross-border data mechanisms. It conducts an inventory of the company's data assets, formulating and implementing data compliance storage strategies, solidifying a compliance framework that meets three major security standards.

Annually, the company conducts third-party security assessments, with key systems passing cybersecurity level protection evaluations. Currently, the company has obtained *ISO 9001 Quality Management System Certification, ISO 20000 Information Technology Service Management System Standard Certification, ISO 22301 Business Continuity Management System Certification, ISO 27001 Information Security Management System Certification, and ISO 27701 Privacy Information Management System Certification*, achieving full coverage of information security protection in business processes by various management systems.

ISO 9001 Quality Management System Certification


bsi.

Certificate of Registration

...making excellence a habit.

ISO 20000 Information Technology Service Management System Certification


bsi.

Certificate of Registration

...making excellence a habit.

Annually, the company conducts third-party security assessments, with key systems passing cybersecurity level protection evaluations.

ISO 22301 Business Continuity Management System Ceication ISO 27001 Information Security Management System Ceication ISO 27701 Privacy Information Management System Ceication Annually, the company conducts third-pay security assessments, with key systems passing cybersecurity level protection evaluations. Customer First (3.1) 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 33

2023 Environmental, Social and Governance Report About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 34

Customer First (3.1)

In terms of information security monitoring and emergency handling, the company has developed the "*Emergency Response Plan for Major Information Systems,*" various types of emergency response plans, and comprehensive processing procedures and mechanisms. Regular emergency security drills are conducted for all systems operated by OneConnect to address potential emergencies during operation or handling processes. These drills enhance the capability to monitor and respond to security incidents like hacker intrusions, improving the emergency handling capacity for sudden incidents across all systems, reducing system downtime, and minimizing business losses.

Strengthening Personal Information Protection

Regarding personal information protection, the company has established regulations such as the "*Management Measures of Personal Information Compliance*" and the "*Personal Information Security Impact Assessment Regulations*" to standardize the company's personal information protection work through written systems, forming an efficient and comprehensive management system to resolutely protect users' personal information security. The company continues to strengthen network and data security management with third-party partners, implementing various data and network security management requirements according to relevant systems and customer demands, enhancing risk assessment and emergency handling capabilities. In terms of data security, the company strictly processes personal and corporate confidential information in accordance with agreements, maintains data isolation, prohibits third-party partners from accessing customer data without written permission, and promptly transfers data and deletes local retained data information after cooperation ends. Technically, the company employs corresponding technical measures to prevent data leakage, strengthens boundary protection and transmission protection, establishes isolation firewalls, and avoids transmitting data through insecure channels like instant messaging, cloud drives, and internet emails. Additionally, the company intensifies training and advocacy, conducts monthly and quarterly self-inspections, continuously improving network and data security capabilities, and regularly checks for information security vulnerabilities. All detected vulnerabilities are recorded in the Vulnerability Management System ("VMS"), and terminal risks are included in the employee risk dashboard, with all discovered vulnerabilities handled and tracked by dedicated information security personnel. In 2023, the company conducted one data security-related audit, finding no data security vulnerabilities.

To fully strengthen employees' awareness of information security and privacy protection and improve information security protection capabilities, the company regularly conducts information security-related advocacy and training for employees. In 2023, the company carried out 32 email advocacies and six Zhiniao online specialized trainings for all employees, covering all OneConnect employees and outsourced personnel in Shenzhen, Shanghai, and Chengdu workplaces. Each training session involved over 2,200 participants, totaling over 70,000 participations, effectively enhancing all OneConnect employees' understanding and awareness of national personal information protection and privacy protection policies, and effectively promoting the company's compliance level in the aforementioned areas.

Case: Information Security Emergency Drill

In 2023, we conducted four security emergency drills in collaboration with Ping An Group, covering scenarios such as DDOS attacks, system backdoors, and abnormal account activities. These drills effectively enhanced the team's ability to handle security exceptions, shortened response times, and improved system availability and security. We also actively cooperated with government and relevant departments, completing network and data security supervision inspections conducted by Shenzhen Futian Public Security Bureau, further ensuring that data security work is legal and compliant.

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 35

Customer First (3.1)

Product Innovation and Innovation Management (3.1.2)

Continuously Innovating Products

OneConnect adheres to the business philosophy of "value, win-win, and high-quality development," accelerating the iterative upgrades based on Ping An Group's technology and our own research and development, focusing resources on creating products and solutions that meet the digital transformation needs of financial institutions. In 2023, the company focused on customer expansion, product upgrades, and cost reduction and efficiency enhancement, achieving breakthroughs in Digital Credit Management, Digital Property Insurance, Digital Life Insurance, Gamma Smart Voice, continuously providing customers with innovative products and solutions tailored to their needs.

01 Digital Credit Management has yielded fruitful results, empowering the digital transformation of financial institutions' credit businesses.

Banks face challenges such as significant system investments, low operational efficiency, product homogenization, and talent shortages during digital transformation, urgently needing external assistance to advance technological construction. OneConnect's integrated smart credit solution has helped banks improve the management and efficiency of their credit businesses. In 2023, through continuous product refinement and upgrades, the company established deep partnerships with several domestic and international financial institutions. Leveraging advanced technologies like big data risk control, the company helped build comprehensive risk control systems covering the entire credit process, strengthening risk prediction, forecasting, and early warning, effectively enhancing proactive risk control capabilities, improving the efficiency of credit management, and significantly reducing operational costs. In November 2023, OneConnect won the bid for a bank's "Large-Scale Credit Integration System" project, achieving another benchmark breakthrough in the fields of credit and risk management.



In January 2023, Intelligent Credit Integration Platform Won Best Fintech Provider Award in Yangtze River Delta 2022 China


证 书

In October 2023, "E Certification Innovation Technology Platform Innovation Case" was selected by The Banker Magazine as one of the "2023 Banker's Outstanding Fintech Innovation Cases of the Year"

02 Digital Property Insurance has been comprehensively upgraded to provide end-to-end solutions for small and medium-sized property insurance companies.

Focusing on the pain points of small and medium-sized property insurance companies in auto insurance risk judgment, cost management, and risk management, and based on Ping An Group's over 30 years of auto insurance management experience, OneConnect has comprehensively upgraded its solutions. It has launched an end-to-end auto insurance solution covering "claims + underwriting + service," and has signed and implemented an end-to-end cooperation with a medium-sized property insurance company with a premium scale of over RMB 5 billion.

Additionally, OneConnect has introduced a complete new-generation core system in the non-auto insurance domain, which has been successfully launched at a joint-venture property insurance company. This system aids in quickly integrating internet channels and swiftly launching multiple innovative insurance products. In terms of services, OneConnect has introduced comprehensive solutions based on Ping An's experience, including management reform and digital transformation consulting services, coupled with system implementation. These services have been provided to multiple small and medium-sized property and casualty insurance companies, bringing business value empowerment.

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 36



Customer First (3.1)

03 Digital Life Insurance begins a new overseas journey, aiding Old Mutual plc agents in digital transformation.

OneConnect's Digital Life Insurance fully leverages the company's leading technology and innovative philosophy in the digital finance domain, combined with Ping An Group's brand influence and life insurance digital transformation experience. Through the "All-Powerful Agent" solution, it effectively promotes potential customer conversion, helping Old Mutual plc achieve quality and efficiency improvements in recruitment, training, business development, and customer management, accelerating the digital process, and achieving remarkable results in the South African market. In the future, Digital Life Insurance will continue to innovate, providing customers with end-to-end comprehensive digital insurance solutions and creating more value for customers.

04 Gamma Smart Voice takes the lead in AIGC deployment, promoting the digital transformation of financial institutions.

The "Gamma Smart Voice" solution, based on Ping An Group's over 30 years of financial business experience and focusing on the financial industry, combines Ping An's self-developed generative AI technologies such as large language models, voice, and vision. It is applied to fintech products like multimodal conversational robots, intelligent human assistance, intelligent knowledge management, and conversational analysis mining. By integrating "product" and "business," it creates 300+ robot processes for risk control, marketing, customer service, and other business scenarios. It provides AI scenario construction, AI operation team building, and AI scenario performance enhancement services. As of December 31, 2023, Gamma Smart Voice has deployed intelligent systems for dozens of financial industry customers. For example, a large city commercial bank has developed an intelligent customer service project, achieving an intelligent resolution rate of 75% through the construction of more than 130 robot scenarios.

300+ By integrating "product" and "business," it creates 300+ robot processes for risk control, marketing, customer service, and other business scenarios

75% A large city commercial bank has developed an intelligent customer service project, achieving an intelligent resolution rate of 75%

130 More than 130 robot scenarios

Digital life insurance begins a new overseas journey, aiding Old Mutual plc 03 agents in digital transformation. 金融壹賬通2023年環境、社會及管治報告 As a Technology-as-a-Seice provider for nancial institutions, OneConnect attaches great impoance to innovative management, combining advanced technology with nancial seices to help customers enhance eciency and seices, and reduce costs and risks, achieving digital transformation. By continuously enhancing its innovative competitiveness through driving open innovation, product innovation, and process innovation, the company promotes its own and the indust's sustainable development. The company is committed to promoting open innovation. In 2023, AIGC witnessed explosive growth. As a pioneer in exploring AI in the domestic ntech sector, OneConnect has taken the lead in AIGC deployment and applied it in nancial veical areas like banking, insurance, and investment. The company's intelligent contactless remote face-to-face review platform, developed using open-source technology, and sma voice and video robot applications, achieved in collaboration with operators and third-pay video stream processing paners, eectively enhance work eciency and achieve cost reduction and eciency improvement. They also help enhance customer experience, bringing new oppounities for the company's development. During the repoing period, the Company made eos to promote three standardizations, namely product standardization, marketing standardization and delive standardization, in terms of product and process innovation, so as to achieve the goal of "managing the process well, guarding the cost, consolidating the delive and empowerment, and setting up benchmark customers". Customer First (3.1) Strengthening Innovation Management Case 1: Intelligent Contactless Remote Face-to-face Review Platform Case 2: Sma Voice Video Robot Application Improve Eciency ▪ Capable of enabling multiple people to have simultaneous conversations regardless of geographical location ▪ Suppos the transition from oine to online in multiple scenarios ▪ Eectively reduce audit costs and improve approval eciency ▪ For the same customer group, using sma voice and video robot outbound calls instead of purely voice outbound calls signicantly improves marketing eectiveness, with conversion rates increasing by 3-4 times ▪ 100% self-developed, not dependent on commercial fee-based software/tools ▪ Product standardization and modularization, eciently connecting various face-to-face review scenarios, and implementing eectively with lower operation and maintenance costs ▪ Introducing third-pay video processing technology components ensures the eectiveness of video interactions and reduces signicant manpower costs ▪ Independently select (or simultaneously use) third-pay video streaming processing components to enhance product exibility and risk resistance Reduce Costs and Increase Eciency ▪ Assist in the research and development of digital technologies such as signature action detection and signature comparison algorithms ▪ Facilitate the identication of scenarios and conversations during face-to-face reviews, intelligent push of questions, and AI analysis of user answers, eectively reducing approval risks ▪ Create commercial oppounities and increase company revenue ▪ In line with the development of 4G/5G network construction, video robots make remote communication more ecient ▪ Based on phone and video outbound calls, it can achieve interactive contact experiences through multiple channels and multimedia Development Oppounities 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 37

公司客戶滿意度 打分為4.47分 滿分：/ 5分 4.47分 客戶投訴問題解 決占比100% 線上服務 滿意度為8.5分 滿分：9分 100%解決 8.5分 Data Security and Privacy Protection (3.1.1) OneConnect actively welcomes opinions from all paies, providing communication channels for feedback to eectively safeguard the company's overall interests. The company has established the Letters and Visits Work Management System and the Management Measures and Rewards of Whistleblowing, encouraging lawful repoing of actions detrimental to the company's reputation and customer interests while standardizing repoing procedures. Rewards for whistleblowers are determined based on the severity and nature of the repoed violations, the role of the provided clues and evidence in the investigation, and other factors. Customer Seice and Quality Assurance (3.1.3) The company's customer satisfaction score 4.47 Online service satisfaction score 8.5 Resolution rate for customer complaint issues 100 Customer First (3.1) OneConnect adheres to a customer-centric philosophy, establishing and peecting a customer seice and quality assurance system, continuously enhancing seice quality through customer seice training, satisfaction sueys, and quality tracking. In meeting customer needs In meeting customer needs, the company has developed systematic materials like the "Marketing Manual" and "Marketing Think Tank," standardizing product and seice content. The marketing center updates and renes relevant content according to legal and regulato requirements and product seice details, synchronizing it monthly with the sales team. Sales personnel are required to follow standard plans when explaining to customers, ensuring the quality of marketing content. In 2023, the company faced no penalties for regulato marketing violations. To ensure specic project seice quality, OneConnect's business teams are responsible for responding to customer needs, forming work plans, implementing them, and continuously communicating with customers to ensure delive quality. To ensure customer seice quality and seice team quality management, the company has issued system documents like the "Seice Quality Management Standards" and the "B-End Customer Seice Management Measures," clearly regulating customer inqui responses and complaint handling. All depaments and personnel must respond promptly to customer feedback, ensuring 100% response rate. Complaints are investigated and handled based on principles of equality, objectivity, and fairness, avoiding complaints about the complaint itself and minimizing negative impact. The condentiality of complainants' personal information is strictly maintained, used only for internal complaint handling purposes. For major complaints or group incidents, the customer seice team coordinates with administrative, audit, legal compliance, and brand promotion teams for response, repoing to the group's consumer protection committee as needed. If it triggers the company's emergency response plan, it is handled according to the "General Emergency Response Plan." In 2023, the company introduced a complaint assessment for project managers and delive leads, fuher ensuring customer seice quality. In terms of seice quality tracking, to fuher improve seice quality and customer satisfaction, ensuring timely and eective communication and feedback for customer issues, the company has optimized and adjusted customer feedback channels and satisfaction suey coverage. In 2023, in addition to the existing 400 phone line, online customer seice, and questionnaire sueys, the company added after-sales seice follow-up, expanding customer feedback channels. For project quality issues, the PMO inteenes for supeision and tracking until customer conrmation. In terms of expanding coverage during the satisfaction suey phase, the company covers project delive, online acceptance, operation and maintenance at 3, 6, and 9 months stages to achieve dynamic satisfaction management. In customer seice training, the company has established three training components: business knowledge training based on the Marketing Think Tank document Q&A, periodic new business and feature pre-launch training, and periodic live online courses; seice soft skills training primarily through weekly recording analysis; and regular compliance and security material study discussions. The comprehensive and scientic training system eectively enhances the professionalism and peormance of customer seice employees. To fuher enhance the seice awareness of project personnel and ensure the quality of project delive, the company established a project health management system in 2023 and conducted advocacy targeting all frontline delive personnel and delive leaders. As of December 31, 2023, the company's customer satisfaction score was 4.47 out of 5. As of the same date, the company experienced four complaints, with a 100% resolution rate for customer complaint issues. Online seice satisfaction score was 8.5 out of 9. To ensure specic project seice quality In terms of seice quality tracking In customer seice training % 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 38

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance overnance - Soci eration Social - Ecological Win-Win Environmental Appendix 39

Customer First (3.1)

OneConnect Customer Service and Quality Assurance System

Customer Service Team	OneConnect's customer service team comprises the project delivery service team (frontline personnel directly serving customers) and the back-office support service team (maintenance/operation service personnel, hotline service personnel). Currently, customer service is primarily project delivery-based, with back-office support as secondary. At the same time, the back-office support service team exercises control and supervision over frontline services through service management systems, establishing complaint hotlines (passive means), and conducting satisfaction surveys (active means), ensuring standardized services and customer experience.
Service Hotline	OneConnect has established a 400 service hotline (4006065511), web online customer service, and corporate WeChat customer service as service channels.
After-sales Service Quality Supervision System	OneConnect has established systems like "*Project Health Management*" and "*Customer Voice Management*" for daily management, assessment, customer callbacks, and customer voice resolution, implementing closed-loop control over service quality to gradually improve customer satisfaction.

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 40

People-oriented Management (3.2)



Compliant Employment (3.2.1)

OneConnect strictly adheres to laws and regulations such as the *Civil Code of the People's Republic of China*, the *Labor Law of the People's Republic of China*, the *Labor Contract Law of the People's Republic of China*, the *Social Insurance Law of the People's Republic of China*, *Minimum Wage Regulations*, *Regulations on Work-Related Injury Insurances*, and the *Regulations on Labor Security Supervision*. Based on Ping An Group's recruitment system and considering the company's specific circumstances, OneConnect has established its recruitment system. During the recruitment process, the company strictly prohibits the employment of child labor and does not discriminate against candidates based on gender, ethnicity, religious beliefs, appearance, age, marital status, place of origin, nationality, etc. The company verifies employee identity information through multiple measures and legally signs labor contracts with employees. Working hours and holidays are determined according to the company's "*Attendance and Leave Management System,*" with agreed-upon salaries paid in full and on time, ensuring no child labor or forced labor. The company legally provides social security for employees, offers benefits, and includes clauses against workplace sexual harassment and corresponding disciplinary measures for violations in the employee handbook, creating an equal, comfortable, non-discriminatory, and inclusive workplace environment. In 2023, the company revised the "*Attendance and Leave Management System*" and added contents such as overtime duration, parental leave, public welfare holidays, and overtime management regulations, further improving humane management and safeguarding employees' legal rights.

2023 Environmental, Social and Governance Report
About This Report | Chairman's Message | About OneConnect | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental | Appendix 41

People-oriented Management (3.2)

The Human Resources ("HR") department conducts annual HR planning, targeting specific positions for replenishment based on the plan and prioritizing identifying, matching, and deploying versatile talents suited to emerging business roles. To expand talent channels, the company has established diverse recruitment channels, including the company's official website, other recruitment platform websites, internal referrals, headhunters, and external supplier recommendations. Suitable candidates from various channels are selected for multiple rounds of interviews to comprehensively assess their fit for the position, eventually hiring the most suitable candidates.

In talent planning and reserve, OneConnect continuously injects fresh talent, building a youthful team. The company has developed a comprehensive campus recruitment plan, standardizing the management of the entire recruitment process from pre- to post-recruitment. Special attention is paid to avoiding discrimination during the recruitment process, and discriminatory information such as gender, age, universities (Double First Class/985/211, prestigious universities, etc.), learning methods (full-time and part-time), shall not be included in external publicity. Personal privacy questions shall not be asked during interviews. Additionally, the company has developed systematic pre-employment management (including internship plans) and onboarding training plans to help recent graduates quickly understand and integrate into the company, clarifying future career development paths.

As of the end of 2023, the total number of employees in the company amounted to 2,440, comprising 1,581 male employees and 859 female employees. The total number of new employee hires (excluding internal transfers) was 357, with internal recruitment accounting for 32% of the total. The average cost per hire was RMB 12,029.

859

Female employees

1,581

Male employees



Key Performance in 2023

Total number of new employee hires: 357


357
300
200
100

Newly hired male employees: **125**

Newly hired female employees: **232**


357
300
200
100

Newly hired Han Chinese employees: **249**

Newly hired ethnic minority employees: **12**

Percentage of open positions filled by internal candidates (internal hires):

32%

Average hiring cost/FTE: RMB

12,029

Share of women in all management (i) positions , including junior, middle and top management: 30% 30% Share of women in STEM-related (iii) positions : 28% 24% 28% Share of women in top management positions: 24% 26% Share of women in junior management positions: 26% 34% Share of women in management positions (ii) in revenue-generating functions (e.g. sales) as % of all such managers : 34% 15% 30% 45% 60% 75% 90% 100% 85% 0% 82% 4% Notes: (i) Management positions refer to supeisors, directors, deputy directors, depament managers/deputy managers, general managers, deputy general managers, and persons in charge. (ii) Revenue-generating functions refer to sales, business, pre-sales, solutions, and market development functions. (iii) Personnel in STEM-related positions refer to personnel whose functional sequence is technology, functional sequence. Share of Han Chinese in all management positions, including junior, middle and top management: 85% Share of ethnic minority in all management positions, including junior, middle and top management: 0% Share of Han Chinese employees in non-management positions: 82% Share of ethnic minority employees in non-management positions: 4% People-oriented Management (3.2) 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 42

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People-oriented Management (3.2)

Talent Development and Cultivation (3.2.2)

OneConnect places great emphasis on talent development and cultivation, offering employees abundant training opportunities and a robust promotion mechanism. In 2023, the company formulated the *"Training Management Measures (2023 Edition),"* further standardizing the company's talent training management. Additionally, the company revised the *"Employee Education Fund Management Measures (2023 Edition)"* and increased the proportion of employee education funds allocated based on the total wage amount.

Currently, the company's employee career development system is divided into two parts:

The first part is the job rank system:
horizontally including professional, technology, functional, operational, managerial, executive committee, legal compliance, and other professional channels. Each channel is further divided into multiple sub-sequences based on specific functions. Vertically, it is divided into junior, intermediate, senior, and leadership levels, covering all positions and personnel in the company.

The second part is the development path:
Employees can advance within their professional channels along the technical path based on actual work. After being promoted to intermediate level, they can also choose the managerial path based on their career interests and directions. Additionally, employees can also make lateral moves and developments between professional sequences and channels.

Since 2022, the company has implemented the "Living Water Plan," an internal talent cultivation and retention program, serving as an important channel for internal talent mobility. The aim is to invigorate the organization, activate the team, and open horizontal, multi-path development channels to ensure rational internal talent mobility and promote the reasonable allocation of internal talent resources. The company established an internal Living Water Plan platform open to all employees. Employees who meet the criteria and are interested in transferring can apply to join. The HR team will promote the open positions available for internal mobility each week through posters distributed company-wide, providing employees with more opportunities for choice.

2023 Environmental, Social and Governance Report
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People-oriented Management (3.2)

For training, the company tailored the "Marathon Training System" for all employees, oriented by company strategy, focusing on core business needs and talent development requirements, accompanying each "One" family member's growth. In 2023, the "Marathon Training System" focused on "Strategic Identification, Business Exploration/Leadership Molding, Synchronous Growth," matching different training courses and projects to employees of various levels and professional sequences, providing targeted empowerment and building a platform for integrated learning and application. In 2023, the company conducted 20 professional development-related training sessions, including external expert lectures, internal instructor sharing, internal discussion sharing, and online course learning, with an employee satisfaction score of 9.3 out of 10.

The company pays close attention to enhancing employees' professional capabilities, actively cooperating with external institutions for training. During July 22-23, 2023, Entropy Technology hosted an EAST data governance training focusing on regulatory data governance, including EAST and 1104 content. After the training, course notes were organized, such as business knowledge and customer information empowerment, for other business colleagues to learn and discuss, growing together. Additionally, the company focuses on employees' personal career development, actively encouraging employees to obtain important professional qualifications. In 2023, the company reimbursed examination fees or renewal fees for important qualification exams, with 67 people confirmed for the list through basic qualification review, division head review, and division head nomination. By the end of 2023, 12 employees had completed certificate acquisition or renewal.

2023 OneConnect Training System at a Glance


Clarification and Decoding of Strategy
Walking Alongside Strategy, Sharing Achievements
Cadre Capability O/A/B
Business Exploration T1-T4
Marketing
Product
Delivery
R&D
Functional
Type O Energy Bars
Type A Calories
Type B Potential Amino Acids
Type B Amino Acids
Wolf Warrior Plan
Marketing Fuel Station
I Know My Product Best
Product Lectures
Practice Sharing
Project Management
Agile Development
Celebrity Sharing
Functional Training
Role Model Talks
General Category: Synchronous Growth
Promotion of Basic Human Resources Law
Professional Qualification Certificates
Newcomer's Learning and Growth Journal
All-Staff Strategic Advocacy
Celebrity Face-to-Face
Discussion Seminars
Type C Open Courses
Role Model Talks
Resources
Support
Ping An University: Public Classes, Popular Courses, Special Classes
Zhiniao: Zhiniao Circle, Zhiniao's carefully curated high-quality courses
Employee Education Funds

2023 Environmental, Social and Governance Report
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People-oriented Management (3.2)

Employee Type	Training Content
High Level - Type A Calories	Huawei Visiting Program, Yan'an Learning Program, Learning from external excellent practices
Intermediate - Type B Amino Acids	We organized training courses such as "Team Leadership LTL", "Management for Non-HR Managers", "Coaching Leadership: Application in Performance Management", "Dark Dialogue: Awareness and Enhancement of Lateral Leadership", etc., to help managers to learn team management methods and enhance their leadership from multi-dimensional perspectives
Junior-Oxygen Molecules	We carried out offline training courses such as "Problem Analysis and Solution", "Formation of Efficient Habits", "Efficient Reporting: Reinventing PPT from Logic to Design", "Excel Practical Combat", and sharing by great experts, as well as a wealth of online course learning. Employees are empowered with logical thinking, problem analysis, office skills and other aspects to enhance their comprehensive ability and improve work efficiency

Employee Development Program	Description of the Program	Description of Program Business Benefits	% of FTEs Participating in the Program
Type B Amino Acids Training Program	With the goal of building high-performance teams and energizing the vitality and combat effectiveness of cadre groups, the focus is on enhancing capabilities in team management, performance management, coaching and mentoring, and business acumen. Through various forms such as course learning, case studies, flipped classrooms, and situational exercises, comprehensive empowerment is provided for Type B cadres	Enhancement of organizational management capabilities, such as talent management (selection, cultivation, utilization, retention), financial management (business acumen), performance management (coaching and improvement), lateral leadership, coaching leadership, and situational leadership	65% (percentage of personnel participating in offline training for Type B amino acids relative to the total number of Type B personnel)
Type C and D Oxygen Molecules Training Program	With the goal of improving employees' learning and growth, consolidating the basic abilities of all employees, and creating a good learning atmosphere in the company, we make use of the introduction of zhiniao (知鳥), university and external high-quality courses, focusing on the improvement of general basic abilities, such as office skills, thinking awareness, and communication skills, and comprehensively empowering the employees in Type C and D through online and offline activities and a variety of workshops	Through the growth of employees' comprehensive abilities, business improvement is driven by the enhancement of individual effectiveness. This includes efficiency improvement, structured thinking, critical thinking, effective communication skills, and office skills (such as PPT, EXCEL, etc.)	20% (percentage of personnel participating in offline training for Type C and D oxygen molecules relative to the total number of Type C and D personnel, note: Type C and D employees are primarily empowered with online courses)

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People-oriented Management (3.2)

Data on Career Development Related Training of OneConnect in 2023

Employee Category	Coverage Percentage (%)	Average Training Hours (hours/person)	Number of Trainees (person)
Male employees	98.8	4.1	1,562
Female employees	98.7	5.2	848
Senior employees	97.9	6.6	47
Intermediate employees	99.3	4.6	433
Junior employees	98.7	4.4	1,920

Case: Amino Acid Team Leadership Enhancement Program

In June 2023, the company carried out a 2-day amino acid team leadership enhancement program at its Shenzhen headquarters in combination with offline lectures, seminars and expansion in various forms, with a total of 40 Type B managers attending. As part of the marathon training system, the program includes three core modules: diagnosing and improving team capacity, identifying leadership style, recognizing people and identifying oneself, and quickly leading the team to enter the high-yield period, which aims to help Type B managers to improve their own management ability and lead the team to achieve the high-performance goals.



Case: Amino Acid Team Leadership Enhancement Program




熔炼团队·聚力同行
——B类领导力团队拓展项目

Key performance in 2023

20 | Number of career development related trainings conducted: 20

9.3 | Employee training satisfaction score: 9.3 out of 10

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People-oriented Management (3.2)

Compensation and Benefits (3.2.3)

To foster the internal drive for sustainable development and establish a competitive compensation system, OneConnect has developed a *"Compensation Management System"* applicable to all its employees and subsidiaries. This system aligns with the company's long and short-term strategies, business objectives, and corporate culture, leveraging its effect to attract, retain, motivate, and develop outstanding talent. To attract and retain top talent for the company's long-term sustainable development, equity incentive plans are set for core team members and high-performing employees. Options and performance share units are granted to align company goals with employee incentives, achieving a win-win situation and maximizing motivational effects.

In 2023, the company continued to refine its compensation and benefits system, comprising basic salary, performance bonuses, position allowances, welfare benefits, and year-end bonuses, focusing compensation resources on core team members and those with significant contributions to maximize the incentive effect of compensation.


5 Year-end bonuses
4 Welfare benefits
1 Basic salary
Compensation system
3 Position allowances
2 Performance bonuses

The company has established a comprehensive employee compensation, performance, and benefits communication and feedback mechanism. Individual performance goals are set based on annual business targets and assessed regularly, with a final evaluation at year-end. For communication, direct supervisors are encouraged to have face-to-face discussions with employees, covering topics including compensation and benefits, work planning, and feedback on work outcomes. Additionally, the company implements a three-pillar HR model. If communication with the direct supervisor is not smooth, employees can also speak with their HRBP (Human Resources Business Partner), who will then discuss with the COE (Center of Expertise) to determine the final solution. If employees are dissatisfied with their performance evaluation grade, a dedicated appeals channel is provided within the performance system for employees to lodge complaints and provide feedback.

For performance management and assessment, the company employs a KPI performance evaluation mechanism. Additionally, a 360-degree assessment system is applied to Type O, Type A, and Type B executives, complemented by agile conversations to enhance employee performance. In matters of dismissal, the company handles them in accordance with the law, following fair and transparent procedures, and respects the rights of employees.

2023 Environmental, Social and Governance Report
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People-oriented Management (3.2)

Types of Performance Management Evaluations	
KPI Performance Appraisal	Conduct semi-annual performance appraisal rankings for all employees
360-degree Assessment and Evaluation	Conducted with mid-year/year-end performance appraisal for Type O, Type A, and Type B; Conducted with joining and transition to regular employee status and 90 days of new induction for Type O and mandatory items of Type A, Type B as appropriate, no 360-degree assessment arrangement for Type C and Type D employees
Agile Dialogues	The company organizes all employees to formulate annual plans at the beginning of each year and holds monthly reporting sessions where employees report upwards. Supervisors provide feedback, evaluations, and guidance based on employees' performance for the month, and encourage face-to-face coaching sessions between supervisors and employees to correct any deviations. Employees are allowed to adjust their annual plans as necessary based on market conditions, personnel changes, and objective operational situations to ensure that personal performance goals "support the strategy, are sustainable, and challenging."
Performance management assessments are conducted semi-annually, with performance evaluations performed every six months and monthly performance tracking executed	

Regarding benefits, the company offers comprehensive health protection for employees, including medical insurance, accidental injury insurance, hospitalization allowances, and targeted medication reimbursement. In terms of major illness assistance, the company provides timely medical aid to employees facing accidental injuries or sudden illnesses, alleviating the economic burden on employees and their families and enhancing their quality of life. Furthermore, the company has established a multi-tiered pension insurance system, promoting the development of enterprise annuities to better secure employees' post-retirement life. For eligible employees, the company sets up a basic contribution plan and a performance reward contribution plan for enterprise annuities, ensuring stable asset growth under a trust management model. This allows employees to increase their retirement income, improve the quality of retirement life, and enjoy the personal income tax deferment benefits of annuity contributions.

In 2023, the company conducted a questionnaire survey on workplace management (workplace functional areas, facilities, reception), and union activities/benefits for administrative liaisons in various business departments, achieving a 97% satisfaction rate.



● Key performance in 2023

Satisfaction rate on workplace management union activities/benefits:

97%

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People-oriented Management (3.2)

Occupational Health and Safety (3.2.4)

The company places high importance on the physical and mental health and safety of its employees, strictly adhering to laws and regulations such as the *Labor Law of the People's Republic of China*, the *Production Safety Law of the People's Republic of China*, and the *Occupational Disease Prevention Law of the People's Republic of China*. It has established and implemented a *"Safety and Security Work System"* to maintain the company's operational order and ensure the safety of company property and employees. A comfortable and safe working environment is created for employees, along with various safety assurances, to fully protect every employee's health and safety.

Comprehensive health protections are provided for employees, including annual health checkups, mental health counseling, infirmary consultation, and cooling and heating benefits. In 2023, the *"Comprehensive Employee Protection Plan"* was formulated for all employees, offering group comprehensive insurance, annuities, and a comprehensive welfare protection plan including accident, life, and medical insurance. Outpatient insurance is also provided for non-local employees, meeting their multi-level and comprehensive protection needs and further enhancing their personal protection system. Quarterly training sessions on occupational health and safety-related topics are provided for employees, with a 70% participation rate. During the reporting period, there were no work-related deaths, and the employee absentee rate was 1.4%. The company will continue to focus on occupational health and safety, providing more health assurances from both physical and mental aspects.

Key Performance in 2023

70%

Employee participation rate in occupational health and safety-related trainings: 70%

2023 Environmental, Social and Governance Report
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People-oriented Management (3.2)

Employee Rights and Care (3.2.5)

The company highly values the rights of special care groups. Currently, there are no disabled employees, and the company pays the employment security fund for the disabled on time. Regarding women's rights, the company provides lactation rooms, strictly implements statutory maternity leave, and also offers nursing leave, additional rest for pregnant women (an extra hour of rest per day during the last two months of pregnancy), and half-day leave on Women's Day, among other policies. Various online and offline activities, including Children's Day family events and clubs such as yoga, dance, and swimming, are organized.

1. Lactation rooms
2. Statutory maternity leave
3. Nursing leave
4. Additional rest for pregnant women
5. Children's Day
6. Yoga dance, and swimming

Regarding women's rights

The company protects employee rights and cares for their lives, meeting various needs. Beyond work, the company organizes rich cultural activities annually under the theme "Deep Work, Healthy Life," including Women's Day events, Chinese Valentine's Day, Mid-Autumn Festival, Programmer's Day, late-night canteens, and activities like walking, talent shows, and club events. Festival benefits are provided to employees on New Year, Women's Day, Dragon Boat Festival, and Mid-Autumn Festival, creating a good culture of work-life balance. Regular events like late-night canteens and Programmer's Day are held to send blessings and surprises to employees, enhancing cohesion and a sense of belonging.



Case: 1024 Programmer's Day

In October 2023, the company organized the "1024 Lion City Month" around the core concept of new value culture. Focused on creating value professionally and solving business challenges, professional talks, innovation skills competitions, and eSports competitions were organized, offering an unprecedented festival experience for programmers.

2023年10月，公司組織開展了以新價值文化為核心理念的“1024攻城獅月”。以專業創造價值出發 點，以解決業務難題為主題，打造了專業大咖分享會、創新技能大賽、共贏電競大賽，為程式員 帶來了一場前所未有的節日體驗。 案例：1024程式員節 Corporate Culture Activities (3.2.6) Corporate culture is the soul of an enterprise. OneConnect adopts the slogan "Technology Creates Value Through Expeise" and promotes the corporate culture of "Striving for a Full Score as OCers." The company's full-score culture, including paner culture, crisis culture, innovation culture, and peormance culture, is the driving force and source of sustained development. Case: Quaerly Honor Hall Award Ceremony 2023 In terms of social responsibility, OneConnect actively explores innovative applications of technology in nance-related elds and scenarios, suppoing the digital transformation of the indust with practical actions, suppoing the development of green nance, practicing social responsibility, and achieving sustainable development for both the indust and itself. We provide professional seices for customers, create outstanding returns for shareholders, grow together with paners, oer growth oppounities to employees, actively undeake social responsibilities, and strive to achieve harmonious development among ourselves, customers, shareholders, paners, employees, and society. Social responsibility To inspire employees' enthusiasm, creativity, and teamwork, the company has specially arranged the Quaerly Honor Hall Awards Ceremony for 2023. This ceremony fully recognizes and rewards outstanding achievements, remarkable contributions, or exempla qualities of individuals or teams in specic elds. Executive team members were invited to attend the ceremony, while colleagues from various workplaces paicipated online, helping to pass on excellent cultural traditions and values. By commending outstanding individuals and teams, their exempla qualities and spirits are upheld and promoted, seing as role models for future generations and driving the company's continuous development. People-oriented Management (3.2) For honor system construction, the company adopts a "horse racing" approach, rewarding outstanding employees in areas such as project delive, product innovation, and research and development innovation based on income, management, seice, operation, and projects. Honor system construction In media publicity, the company showcases award-winning employees through cultural walls and electronic screens, spreading positive energy, motivating employee enthusiasm, and striving for personal value realization. Media publicity In peormance culture, the company fosters a competitive and motivating atmosphere through peormance management, empowering supeisors and employees to comprehensively review team peormance and individual work quality, providing targeted coaching to employees, enhancing initiative in process management, unlocking team potential, and achieving business goals and peormance improvement. Peormance culture 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 51

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Co-building the Industry (3.3)

Enhancing Supplier Management (3.3.1)

Based on *Ping An Group's Sustainable Supply Chain Policy*, OneConnect has established a *"Procurement Management Method"* that adheres to the principles of "integrity, honesty, and transparent procurement." Through highly transparent, responsible procurement processes and supplier management measures, the company establishes cooperative, win-win, and long-term reciprocal relationships with suppliers. While continuously optimizing procurement services and timely fulfilling payment agreements, the company effectively promotes sustainable development across the entire supply chain.

Internally, the company incorporates sustainability requirements into supplier admission audits, assessments, process management, and feedback. Special attention is paid to suppliers' performance in environmental protection, employee rights, and risk management among other ESG aspects. A joint inspection team comprising the supplier admission audit team, procurement management team, and user department representatives assess suppliers, and scoring will be conducted regarding supplier risk management, influencing future cooperation. In 2023, OneConnect conducted admission assessments for 324 suppliers, terminating cooperation with 39 suppliers due to the discovery of abnormal behavior.

Internal Supplier Management Regulations

In terms of supplier code of conduct, the company has made explicit provisions regarding anti-commercial bribery, information security and privacy protection, cyber security, intellectual property protection, and other aspects. Suppliers are required to sign an "*Anti-Corruption Compliance Commitment Letter*" and actively undertake and practice corporate social responsibility. In 2023, 100% of suppliers signed the "*Anti-Corruption Compliance Commitment Letter.*" OneConnect also conducts related advocacy and training for suppliers.

Supplier Code of Conduct

Case: Supplier Risk Management System

OneConnect values supply chain risk management, segmenting the risk management process into pre-admission review, contract renewal initial review, contract renewal re-review, and warning handling, creating a progressively detailed, dismantlable, monitorable, and multi-participant process ensuring accurate risk identification. The company controls suppliers through a specialized third-party supplier management system (ITPM), an internal system for third-party institution admission approval and management, facilitating online admission, approval, and integration with other systems (procurement system, contract management system, etc.), enhanced with external data sources (e.g., YiQiCha) for timely risk warnings on operational anomalies, serious legal violations, and owner credibility issues.

The system covers all business lines of the company, enabling comprehensive risk scanning and ensuring high-quality enterprise development. The system uses external data for categorized scanning and automatic warnings for twelve risk types, including changes in business registration, alerts, execution announcements, loss of credibility, and administrative penalties, divided into green, blue, yellow, and red risk levels. The company adopts a categorized evaluation and resolution strategy for different warnings and severity levels to ensure audit accuracy and timely action. In addition to specifying handling times and solutions for different risk types, professional personnel are assigned to six major risk control areas including channel manager, channel specialist, pre-admission review, contract renewal initial review, re-review, and warning handling.

Indicators	Unit	2022	2023
Number of suppliers inspected in the admittance review procedure	Entity	1,563	324
Number of suppliers whose cooperation was terminated because of the discovery of abnormal behavior	Entity	11	39

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Shared Development (3.4)

OneConnect actively responds to national strategies by promoting social development with innovative financial service models, actively participating in rural revitalization and the Belt and Road Initiative. The company also focuses on public welfare, practicing social responsibility and contributing to the construction of a better society with the spirit of volunteer service.

Promoting the Joint Construction of the "Belt and Road" (3.4.1)

OneConnect actively responds to the "Belt and Road" initiative, with overseas operations now spanning 20 countries and regions including Singapore, Thailand, Malaysia, the UAE, and the Philippines, covering up to 185 customers. Projects leveraging leading global technologies such as artificial intelligence, blockchain, and cloud computing have been successively implemented in "Belt and Road" partner countries.

20	Overseas operations now spanning 20 countries and regions
185	Covering up to 185 customers

Case: Collaborating with ADGM to Develop Abu Dhabi's Digital Financial Ecosystem

As a junction point of the land and sea Silk Roads, the UAE signed a government-to-government memorandum of understanding with China in 2018 to jointly construct the "Belt and Road." Many key projects of China-UAE cooperation have been rooted in Abu Dhabi, the capital of the UAE. ADGM Digital Lab, a digital laboratory platform created by OneConnect to assist Abu Dhabi Global Market, connects major financial institutions and fintech companies, allowing them to collaborate on business, agile online development iteration, and financial solution innovation on the platform, ultimately building a comprehensive digital financial and business service ecosystem. As of December 31, 2023, more than 495 institutional or individual users have registered and started using the digital lab platform, including financial institutions from Abu Dhabi, the Central Bank of the UAE, First Abu Dhabi Bank, and Anglo-Gulf Trade Bank. Additionally, OneConnect collaborated with ADGM to develop the SMEs financing platform for Abu Dhabi Global Market ("ADGM").This platform enables seamless data transmission, thereby assisting users in making financing decisions that are more convenient and aligned with their risk preferences. Furthermore, it can streamline the loan application process by utilizing digital tools such as electronic contracts and signatures, improving the financing experience for SMEs.


ADGM
NEW YORK

In 2023, the SMEs financing digital platform Numou, developed by OneConnect and ADGM, was officially launched. In the era of economic and financial globalization, the digital experiment platform and SMEs financing platform built by OneConnect and ADGM will lead the innovation and development of fintech in the Middle East region, creating a "Middle Eastern sample" for Chinese fintech companies to actively promote high-quality construction of the "Belt and Road."

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Shared Development (3.4)

Supporting Rural Revitalization (3.4.2)

Since its establishment in 2016, OneConnect has actively responded to the national strategy for rural revitalization, carrying out consumer assistance work and investing nearly RMB 11 million in special funds. In August 2023, to actively support rural revitalization, OneConnect has signed a RMB 100,000 procurement intention with cooperative enterprises in Xiabei Village, Gebu Town, in the Shenshan Special Cooperation Zone. The aim is to provide broader market opportunities for local agricultural products and jointly promote the development of rural economies. Additionally, in January 2023, OneConnect actively participated in the "Shenzhen and Kashgar - good deeds to the future" special fund project initiated by the One Foundation, donating goods worth more than RMB 50,000 to the Kashgar region to help local people in need.

Invested nearly RMB 11 million in special funds

11 million

Signed a RMB 100,000 procurement intention with cooperative enterprises in villages

100,000

Donated goods worth more than RMB 50,000 to the Kashgar region to help local people in need

50,000

"Shenzhen and Kashgar - good deeds to the future"


“深喀同心·善行致远”计划
爱心贡献
深圳援疆

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Shared Development (3.4)

In order to support the revitalization of rural education, OneConnect launched the "Love and Technology Growing Together" public welfare program in 2021, which is committed to injecting technology genes into schools in rural areas with the power of science and technology, and helping children and youths grow up healthily. On May 13, 2023, the company held the "Love and Technology Growing Together" public welfare walking activity, calling on participants to pay attention to the education and growth of rural children. The event raised a total of RMB 30,000, which will be used to support and cultivate children's public welfare programs to help children aged 0-18 to grow up healthily and happily and develop equally.

● 2023 "Let Love Continue" Ping An of China Blood Donation Campaign in Zhejiang Province



感谢信

● Key performance in 2023

180,000 Rural revitalization donation amount: RMB 180,000

● "Love and Technology Growing Together" Charity Walk


爱与科技 壹起成长” 2023年金融壹账通公益健步行
--庆祝平安集团成立35周年系列活动

2023 Environmental, Social and Governance Report
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Shared Development (3.4)

Participating in Volunteer Activities (3.4.3)

Volunteer service is an indispensable part of OneConnect's corporate culture. The company continuously contributes to building a better society by participating in public welfare and practicing social responsibility.

In early 2023, OneConnect's wholly-owned subsidiary, Ping An OneConnect Bank (Hong Kong) Limited, organized a team of nearly 20 employee volunteers to participate in Hong Kong's first food recovery and assistance program, "Food Angel Experience Day" activity held by "Food Angel". The volunteers collected leftover food ingredients that were still safe to consume, prepared meals, and distributed them for free to those in need in society, including the elderly, low-income families, and homeless individuals.

In August 2023, OneConnect jointly conducted a civil traffic guidance volunteer service and publicity campaign with the Maling Community. Volunteers educated pedestrians on the dangers of road safety violations such as jaywalking and non-compliance with pedestrian rules while actively guiding them to use crosswalks and travel in an orderly manner. They also discouraged uncivilized traffic behaviors such as not wearing helmets by e-bike riders and jaywalking, reminding the public to travel civilly and urging all road users to strictly adhere to traffic safety regulations, achieving positive social impact. The activity demonstrated the pioneering role of volunteers, showcasing their spirit and transmitting the positive energy of "civilized traffic starts with me."

● Key performance in 2023

42 times	Employee participation in volunteer activities
288 hours	Employee volunteer hours

金融壹賬通2023年 環境社會及管治報告 02 管治-穩健經營 董事長致辭 金融壹賬通2023年 環境社會及管治報告 2023 關於本報告 金融壹賬通2023年 環境社會及管治報告 2023 專題：金融科技賦能 共建可持續行業生態 2023 金融壹賬通 2023年環境、社會及管治報告 01 可持續發展治理 2023 金融壹賬通 2023年環境、社會及管治報告 04 Environmental - Marching Towards a Low-Carbon Future 2023 OneConnect's 2023 Environmental, Social and Governance Repo

The company is attentive to the environmental, economic, and social impacts of climate change, actively identifying and evaluating climate-related risks and oppounities, and implementing robust measures to suppo the group's green development, aiding in the achievement of national goals for peaking carbon emissions and carbon neutrality. Addressing Climate Change (4.1) 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 58

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Addressing Climate Change (4.1)

Addressing Climate Change

01 Governance

The company places high importance on the governance of climate-related risks and opportunities, planning to further clarify comprehensive oversight by the Board on climate-related matters, including setting targets, formulating policies, and reviewing progress, which will be incorporated into board meetings and annual work plans. An ESG Oversight Committee is established at the management level, comprising the CEO, heads of relevant functional departments, and other key management representatives, will be responsible for comprehensively identifying, assessing, prioritizing, and managing significant climate-related matters, assessing progress on climate-related targets set by the Board, and reporting to the Board. The main responsibilities of the ESG Oversight Committee include continuously improving and standardizing the management of climate-related risks, guiding and urging all functional departments and business lines to implement specific tasks.

02 Strategy

The company plans to identify and assess short-term, medium-term, and long-term climate change-related risks (physical risks include acute and chronic physical risks, transition risks include policy and legal risks, market and technology risks, reputation risks) and opportunities (such as products and services, resource efficiency, adaptability) in line with its business characteristics.

03 Risk Management

The company plans to integrate climate change-related risks into ESG risk management according to the Task Force on Climate-related Financial Disclosures ("TCFD") guidelines, establishing a comprehensive climate risk management process, including climate risk identification, assessment, control, and reporting.

04 Metrics and Targets

The company regularly collects and analyzes environmental data, disclosing greenhouse gas emissions data, including Scope 1 and Scope 2, annually in accordance with the HKEX disclosure requirements. In the future, the company plans to set internal carbon emission targets and corresponding carbon reduction plans benchmarking against the overall level of greenhouse gas emissions in the industry.

Indicators	Unit	2022	2023
Scope 2 greenhouse gas emissions	Tonnes of Co_2	1,326.30	1,097.47
Scope 2 greenhouse gas emissions intensity	Tonnes of CO_2 / person	0.47	0.45

2023 Environmental, Social and Governance Report
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Carrying out Green Operation (4.2)

OneConnect emphasizes environmental protection in its operations, considering it a core element of business operation and incorporating it into the company's long-term development strategy. In business operations, OneConnect actively reduces the environmental impact of corporate operations through energy-saving renovations, advocating for energy conservation and emission reduction among employees, and strengthening waste management.

As a non-manufacturing company without its own vehicles, OneConnect does not directly discharge pollutants into the air, water, or land. The waste generated by the company mainly consists of discarded electronic products and office waste. In waste management, we strictly comply with the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes*, managing solid waste by category. For discarded electronic products, an asset inventory is established, and a qualified third party is selected through bidding to recycle and process the waste. For office waste, employees are guided to sort waste, which is then processed by the property management.


USED

Waste battery recycling points are set up on each floor, and the administration department regularly collects and sends them to the waste battery recycling station

The company primarily uses municipal water supply, which has a stable water resource. The annual water consumption of the company is 7,221.46 tonnes, significantly lower than that of manufacturing enterprises. To further advocate energy-saving and emission reduction policies and eliminate waste, the company regularly analyzes energy, water resource, and other usage based on receipts every month. We identified the reasons for low energy and water resource utilization rates and proposes improvement measures. In 2023, the company's total workplace electricity consumption decreased by approximately 18% compared to 2022, and the total water consumption decreased by approximately 123% compared to 2022.

The annual water consumption of the company is

7,221.46 tonnes

In 2023, the company's total workplace electricity consumption decreased by approximately 18%

18 %

The total water consumption decreased by approximately

123 %

To standardize the operational management of OneConnect's workplaces and clarify daily management and employee behavior requirements, while enhancing the effectiveness of energy and cost savings, the company has established the *"Workplace Operation Management Standards."* The company carried out environmental improvement in workplaces across different regions, creating a civilized, harmonious, clean, and tidy office environment. This initiative aims to cultivate good office habits among employees and achieve energy-saving and emission reduction goals in the workplace. The company advocates energy conservation, waste elimination, and encourages all employees to adopt water and electricity conservation habits in daily work and life, so as to be practitioners of energy-saving actions. In March 2023, OneConnect organized the Earth Hour public welfare event, encouraging colleagues from all departments to consciously turn off workplace lights to reduce unnecessary resource waste, advocating a low-carbon and environmentally friendly lifestyle, and contributing to environmental protection.

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Appendix (5)
Table of Key Performance Indicators (5.1)

Environmental Indicators

Category	Key Performance Indicators	Unit	2022	2023
Greenhouse Gas	Scope 2 greenhouse gas emissions	Tonnes Co_2e	1,326.30	1,097.47
	Scope 2 greenhouse gas emissions intensity	Tonnes Co_2e/person	0.47	0.45
Solid Waste	Total hazardous waste	Tonnes	4.16	4.20
	Hazardous waste intensity	Tonnes / person	0.0015	0.0017
	Total non-hazardous waste	Tonnes	229.10	190.80
	Non-hazardous waste intensity	Tonnes / person	0.0810	0.0782
Resources	Total electric power consumption	MWh	2,269.01	1,924.37
	Electric power consumed intensity	MWh / person	0.80	0.79
	Total water consumption	Tonnes	16,098.54	7,221.46
	Water consumption intensity	Tonnes / person	5.68	2.96
	Paper consumption in the office	Tonnes	6.61	4.58

Notes:
(i) The environmental data about the company's operations in this report is for the period of January 1, 2023 to December 31, 2023. The scope of the organization includes all workplaces of OneConnect located in Shenzhen, Shanghai, Beijing, Chengdu, and Hong Kong etc.
(ii) OneConnect does not produce scope 1 GHG emissions in the course of operations and business activities. Scope 2 GHG emissions are mainly GHG emissions caused by the use of purchased electricity. When calculating Scope 2 GHG emissions, we adopt the grid emission factor (0.5703 tCO_2/MWh) specified in the notice *"Regarding the Management of Greenhouse Gas Emission Reporting for Power Generation Enterprises for 2023-2025"* issued by the Ministry of Ecology and Environment of the People's Republic of China.
(iii) Hazardous waste mainly includes wasted electronic products, waste ink/toner cartridges, and wasted lamps/bulbs. Non-hazardous waste is mainly office waste generated in the office area.
(iv) As of the reporting period, the company does not have self-built data centers, so the total electricity consumption recorded is for office use.
(v) The total water consumption counted by the company is mainly municipal water supply (tap water), excluding the consumption of barrels and bottled water for drinking.

2023 Environmental, Social and Governance Report
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Table of Key Performance Indicators (5.1)

Social Indicators

Category	Key Performance Indicators		Unit	2022	2023
Employee	Total number of employees		person	2,832	2,440
	Number of employees by gender	Male employees	person	1,836	1,581
		Female employees	person	996	859
	Number of employees by category	Senior employees	person	51	48
		Intermediate employees	person	600	447
		Junior employees	person	2,181	1,945
	Number of employees by age	Employees under 30	person	637	450
		Employees aged between 30 to 50	person	2,148	1,953
		Employees over 50	person	47	37
	Number of employees by region	Number of mainland employees	person	2,629	2,296
		Number of Hong Kong, Macau, Taiwan and overseas employees	person	203	144
	Employees turnover rate by gender	Male employees	%	36	27
		Female employees	%	33	27
	Employees turnover rate by age	Employees under 30	%	39	28
		Employees aged between 30 to 50	%	33	27
		Employees over 50	%	36	45[i]
	Employees turnover rate by region	Turnover rate of mainland employees	%	34	25
		Turnover rate of Hong Kong, Macau Taiwan, and overseas employees	%	48	48[ii]

Notes:
(i)The higher turnover rate among employees over 50 is due to the smaller population base of employees over 50. Minor personnel changes can result in a significant turnover rate. For detailed information, please refer to the breakdown of "Number of employees by age".
(ii)The higher turnover rate among Hong Kong, Macau, Taiwan, and overseas employees is due to the smaller population base of Hong Kong, Macau, Taiwan, and overseas employees. Minor personnel changes can result in a significant turnover rate. For detailed information, please refer to the breakdown of "Number of employees by region".

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Table of Key Performance Indicators (5.1)

Social Indicators

Category	Key Performance Indicators	Unit	2021	2022	2023
Health and Safety	Number of work-related death	Person	0	0	0
	Rate of work-related deaths to the number of employees	%	0	0	0
	Number of day losses due to work-related injury	Day	-	0	35[i]

Note:
(i) In 2023, one person was recognized by the Social Security Bureau as injured at work, and the number of days of sick leave taken by the employee at the time of the injury was 35 days.

Category	Key Performance Indicators		Unit	2022	2023
Development and Training	Percentage of trained employees by gender	Male employees	%	90.8	98.8
		Female employees	%	94.8	98.7
	Average training hours per employee by gender	Male employees	Hour	7.2	4.1
		Female employees	Hour	7.2	5.2
	Percentage of trained employees by category	Senior employees	%	20	97.9
		Intermediate employees	%	70	99.3
		Junior employees	%	100	98.7
	Average training hours per employee by category	Senior employees	Hour	20	6.6
		Intermediate employees	Hour	8	4.6
		Junior employees	Hour	7	4.4

Category	Key Performance Indicators	Unit	2022	2023
Suppliers	Total number of new cooperating suppliers in the year	Entity	864	479
	Number of mainland Chinese suppliers	Entity	857	461
	Number of Hong Kong, Macau, Taiwan, and overseas suppliers	Entity	7	18
	Number of suppliers inspected in the admittance review procedure	Entity	1,563	324
	Number of suppliers whose cooperation was terminated because of the discovery of abnormal behavior	Entity	11	39
Product Liability	Number of product and service complaints	Case	6	4
	Complaint resolution rate	%	100	100
	Online service satisfaction rate	Point	9 (out of 10)	8.5 (out of 9)
Business Ethics	Number of corruption lawsuits against the company and employees	Case	0	0
	Economic loss of the company caused by the corruption lawsuits	RMB	0	0

Note:
(i) The number of suppliers inspected in the admittance review procedure in 2023 is fewer than the number of new cooperating suppliers in 2023. This is because some of the new cooperating suppliers in 2023 were already inspected in the admittance review procedure in 2022.

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Table of HKEX's ESG Reporting Guide Indicators Index (5.2)

Mandatory Disclosure Requirements

Disclosure Obligations	Status	Chapter or Explanation
Governance Structure	Disclosed	**1 Sustainability Governance** - 1.1 Board Statement, - 1.2 ESG Governance System
Reporting Principles	Disclosed	**About This Report** - Reporting Principles
Reporting Boundary	Disclosed	**About This Report** - Scope of the Report

"Comply or explain" Provisions

Aspect A1: Emissions

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**4 Environmental - Marching Towards a Low-Carbon Future** - 4.2 Carrying out Green Operation
A1.1	The types of emissions and respective emissions data.	Not Applicable	OneConnect does not involve the emission of air pollutants in the course of its business, so this indicator is not applicable.
A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	**4 Environmental - Marching Towards a Low-Carbon Future** - 4.1 Addressing Climate Change **5 Appendix** - 5.1 Table of Key Performance Indicators
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
A1.5	Description of emissions target(s) set and steps taken to achieve them.	Disclosed	**4 Environmental - Marching Towards a Low-Carbon Future** - 4.2 Carrying out Green Operation
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Disclosed	**4 Environmental - Marching Towards a Low-Carbon Future** - 4.2 Carrying out Green Operation

金融壹賬通2023年環境、社會及管治報告 關於本報告 董事長致辭 關於金融壹賬通 專題 可持續發展治理 管治-穩健經營 社會-生態共贏 環境-邁向低碳 附录 65 層面A2：資源使用 一般披露 不適用 A3.1 披露要求 披露情況 對應章節或解釋 層面A3：環境及天然資源 描述業務活動對環境及天然資源 的重大影響及已採取管理有關影 響的行動。 金融壹賬通在日常運營中不涉 及其他環境及天然資源，因此 A3層面有關環境及天然資源 的披露不適用。 不適用 金融壹賬通在日常運營中不涉 及其他環境及天然資源，因此 A3層面有關環境及天然資源 的披露不適用。 一般披露 已披露 已披露 已披露 已披露 總耗水量及密度（如以每產量單 位、每項設施計算）。 描述所訂立的能源使用效益目標及 為達到這些目標所採取的步驟。 描述求取適用水源上可有任何問 題，以及所訂立的用水效益目標及 為達到這些目標所採取的步驟。 製成品所用包裝材料的總量（以 噸計算）及（如適用）每生產單 位佔量。 不適用 A2.1 A2.2 A2.3 A2.4 A2.5 披露要求 披露情況 對應章節或解釋 按類型劃分的直接及╱或間接能源 （如電、氣或油）總耗量（以千個 千瓦時計算）及密度（如以每產量 單位、每項設施計算）。 已披露 金融壹賬通的業務不涉及直接 為製成品提供包裝材料，因此 該指標不適用。 5 附錄 -5.1關鍵績效表 5 附錄 -5.1關鍵績效表 4 環境-邁向低碳 -4.2 開展綠色運營 4 環境-邁向低碳 -4.2 開展綠色運營 4 環境-邁向低碳 -4.2 開展-綠色運營 聯交所ESG報告指引指標索引表 一般披露 已披露 A4.1 披露要求 披露情況 對應章節或解釋 層面A4：氣候變化 描述已經及可能會對發行人產生 影響的重大氣候相關事宜，及應 對行動。 已披露 4 環境-邁向低碳 -4.1 應對氣候變化 4 環境-邁向低碳 -4.1 應對氣候變化 Aspect A2: Use of Resources A2.1 A2.2 A2.3 A2.4 A2.5 Disclosure Obligations Status Chapter or Explanation General Disclosure Disclosed Disclosed Disclosed Disclosed Disclosed Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility). Water consumption in total and intensity (e.g. per unit of production volume, per facility). Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility). Description of emissions target(s) set and steps taken to achieve them. 4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Caring out Green Operation 5 Appendix - 5.1 Table of Key Peormance Indicators 5 Appendix - 5.1 Table of Key Peormance Indicators 4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Caring out Green Operation A2.1 A2.2 A2.3 A2.4 A2.5 Disclosed 5 Appendix - 5.1 Table of Key Peormance Indicators 5 Appendix - 5.1 Table of Key Peormance Indicators General Disclosure A3.1 OneConnect does not involve other environmental and natural resources in its day-to-day operations, so the disclosure on environmental and natural resources at the A3 level is not applicable. Aspect A2: Use of Resources Disclosure Obligations Status Chapter or Explanation General Disclosure A2.1 A2.2 A2.3 A2.4 A2.5 Disclosed Disclosed Disclosed Disclosed Disclosed Not Applicable Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in '000s) and intensity (e.g. per unit of production volume, per facility). Water consumption in total and intensity (e.g. per unit of production volume, per facility). Description of energy use eciency target(s) set and steps taken to achieve them. Description of whether there is any issue in sourcing water that is t for purpose, water eciency target(s) set and steps taken to achieve them. Total packaging material used for nished products (in tonnes) and, if applicable, with reference to per unit produced. 4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Caring out Green Operation 5 Appendix - 5.1 Table of Key Peormance Indicators 5 Appendix - 5.1 Table of Key Peormance Indicators 4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Caring out Green Operation 4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Caring out Green Operation OneConnect operations do not involve the direct provision of packaging materials for manufactured goods, so this indicator is not applicable. Disclosure Obligations Status Chapter or Explanation Aspect A3: The Environment and Natural Resources Not Applicable Not Applicable Description of the signicant impacts of activities on the environment and natural resources and the actions taken to manage them. OneConnect does not involve other environmental and natural resources in its day-to-day operations, so the disclosure on environmental and natural resources at the A3 level is not applicable. General Disclosure A4.1 Disclosure Obligations Status Chapter or Explanation Aspect A4: Climate Change Description of the signicant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them. 4 Environmental - Marching Towards a Low-Carbon Future - 4.1 Addressing Climate Change Disclosed Table of HKEX’s ESG Repoing Guide Indicators Index (5.2) Disclosed 4 Environmental - Marching Towards a Low-Carbon Future - 4.1 Addressing Climate Change 2023 Environmental, Social and Governance Repo About This Repo Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 65

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Table of HKEX's ESG Reporting Guide Indicators Index (5.2)

Aspect B1: Employment

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3 Social - Ecological Win-Win** - 3.2 People-oriented Management
B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
B1.2	Employee turnover rate by gender, age group and geographical region.	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators

Aspect B2: Health and Safety

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3 Social - Ecological Win-Win** - 3.2 People-oriented Management
B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
B2.2	Lost days due to work injury.	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored.	Disclosed	**3 Social - Ecological Win-Win** - 3.2 People-oriented Management

Aspect B3: Development and Training

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3 Social - Ecological Win-Win** - 3.2 People-oriented Management
B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
B3.2	The average training hours completed per employee by gender and employee category.	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators

Aspect B4: Labour Standards

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3 Social - Ecological Win-Win** - 3.2 People-oriented Management
B4.1	Description of measures to review employment practices to avoid child and forced labour.	Disclosed	**3 Social - Ecological Win-Win** - 3.2 People-oriented Management
B4.2	Description of steps taken to eliminate such practices when discovered.	Disclosed	**3 Social - Ecological Win-Win** - 3.2 People-oriented Management

2023 Environmental, Social and Governance Report
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Table of HKEX's ESG Reporting Guide Indicators Index (5.2)

Aspect B5: Supply Chain Management

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3 Social - Ecological Win-Win** - 3.3 Co-building the Industry
B5.1	Number of suppliers by geographical region.	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Disclosed	**3 Social - Ecological Win-Win** - 3.3 Co-building the Industry **5 Appendix** - 5.1 Table of Key Performance Indicators
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Disclosed	**3 Social - Ecological Win-Win** - 3.3 Co-building the Industry
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Disclosed	**3 Social - Ecological Win-Win** - 3.3 Co-building the Industry

Aspect B7: Anti-corruption

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**2 Governance - Solid Operation** - 2.2 Business Ethics
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Disclosed	**5 Appendix** - 5.1 Table of Key Performance Indicators
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Disclosed	**2 Governance - Solid Operation** - 2.2 Business Ethics
B7.3	Description of anti-corruption training provided to directors and staff.	Disclosed	**2 Governance - Solid Operation** - 2.2 Business Ethics

Aspect B6: Product Responsibility

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3 Social - Ecological Win-Win** - 3.1 Customer First
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not Applicable	OneConnect 's business does not involve products related to safety and health that may affect safety and health, so this indicator is not applicable.
B6.2	Number of products and service related complaints received and how they are dealt with.	Disclosed	**3 Social - Ecological Win-Win** - 3.1 Customer First, **5 Appendix** - 5.1 Table of Key Performance Indicators
B6.3	Description of practices relating to observing and protecting intellectual property rights.	Disclosed	**2 Governance - Solid Operation** - 2.1 Operation Compliance
B6.4	Description of quality assurance process and recall procedures.	Disclosed	**3 Social - Ecological Win-Win** - 3.1 Customer First
B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Disclosed	**3 Social - Ecological Win-Win** - 3.1 Customer First

Aspect B8: Community Investment

Disclosure Obligations		Status	Chapter or Explanation
General Disclosure		Disclosed	**3 Social - Ecological Win-Win** - 3.4 Shared Development
B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Disclosed	**3 Social - Ecological Win-Win** - 3.4 Shared Development
B8.2	Resources contributed (e.g. money or time) to the focus area.	Disclosed	**3 Social - Ecological Win-Win** - 3.4 Shared Development

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 68

Table of GRI Standards Indicators Index (5.3)

Statement of Use

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2023, to December 31, 2023.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 2: General Disclosures 2021	2-1 Organizational details	About OneConnect - Company Profile
	2-2 Entities included in the organization's sustainability reporting	About This Report - Scope of the Report
	2-3 Reporting period, frequency and contact point	About This Report
	2-4 Restatements of information	/
	2-6 Activities, value chain and other business relationships	About OneConnect - Company Profile
	2-7 Employees	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 5 Appendix - 5.1 Table of Key Performance Indicators
	2-8 Workers who are not employees	The organization does not have any workers other than employees
	2-9 Governance structure and composition	1 Sustainability Governance - 1.2 ESG Governance System, 2 Governance - Solid Operation - 2.1 Operation Compliance
	2-10 Nomination and selection of the highest governance body	2 Governance - Solid Operation - 2.1 Operation Compliance
	2-12 Role of the highest governance body in overseeing the management of impacts	1 Sustainability Governance - 1.2 ESG Governance System
	2-13 Delegation of responsibility for managing impacts	1 Sustainability Governance - 1.2 ESG Governance System
	2-14 Role of the highest governance body in sustainability reporting	1 Sustainability Governance - 1.1 Board Statement, 1 Sustainability Governance - 1.2 ESG Governance System
	2-16 Communication of critical concerns	1 Sustainability Governance - 1.3 Stakeholder Engagement, 1 Sustainability Governance - 1.4 Identification of Material Topics
	2-23 Policy commitments	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	2-24 Embedding policy commitments	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	2-26 Mechanisms for seeking advice and raising concerns	1 Sustainability Governance - 1.3 Stakeholder Engagement
	2-27 Compliance with laws and regulations	2 Governance - Solid Operation - 2.1 Operation Compliance
	2-28 Membership associations	3 Social - Ecological Win-Win - 3.3 Co-building the Industry
	2-29 Approach to stakeholder engagement	1 Sustainability Governance - 1.3 Stakeholder Engagement

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 69

Table of GRI Standards Indicators Index (5.3)

Statement of Use

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2023, to December 31, 2023.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 3: Material Topics 2021	3-1 Process to determine material topics	1 Sustainability Governance - 1.4 Identification of Material Topics
	3-2 List of material topics	1 Sustainability Governance - 1.4 Identification of Material Topics
	3-3 Management of material topics	1 Sustainability Governance - 1.2 ESG Governance System, 1 Sustainability Governance - 1.4 Identification of Material Topics
GRI 201: Economic Performance 2016	201-2 Financial implications and other risks and opportunities due to climate change	4 Environmental - Marching Towards a Low-Carbon Future - 4.1 Addressing Climate Change
	201-3 Defined benefit plan obligations and other retirement plans	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	Feature: Empowering with FinTech, Co-building a Sustainable Industry Ecosystem
	203-2 Significant indirect economic impacts	Feature: Empowering with FinTech, Co-building a Sustainable Industry Ecosystem
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption	2 Governance - Solid Operation - 2.2 Business Ethics
	205-2 Communication and training about anti-corruption policies and procedures	2 Governance - Solid Operation - 2.2 Business Ethics
	205-3 Confirmed incidents of corruption and actions taken	2 Governance - Solid Operation - 2.2 Business Ethics
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	2 Governance - Solid Operation - 2.2 Business Ethics
GRI 207: Tax 2019	207-1 Approach to tax	2 Governance - Solid Operation - 2.1 Operation Compliance
	207-2 Tax governance, control, and risk management	2 Governance - Solid Operation - 2.1 Operation Compliance
	207-3 Stakeholder engagement and management of concerns related to tax	1 Sustainability Governance - 1.3 Stakeholder Engagement
GRI 302: Energy 2016	302-1 Energy consumption within the organization	5 Appendix - 5.1 Table of Key Performance Indicators
	302-3 Energy intensity	5 Appendix - 5.1 Table of Key Performance Indicators
	302-4 Reduction of energy consumption	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
	303-2 Management of water discharge-related impacts	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
	303-5 Water consumption	5 Appendix - 5.1 Table of Key Performance Indicators

2023 Environmental, Social and Governance Report
About This Report Chairman's Message About OneConnect Feature Sustainability Governance Governance - Solid Operation Social - Ecological Win-Win Environmental Appendix 70

Table of GRI Standards Indicators Index (5.3)

Statement of Use

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2023, to December 31, 2023.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 305: Emissions 2016	305-2 Energy indirect (Scope 2) GHG emissions	5 Appendix - 5.1 Table of Key Performance Indicators
	305-4 GHG emissions intensity	5 Appendix - 5.1 Table of Key Performance Indicators
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
	306-2 Management of significant waste-related impacts	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
	306-3 Waste generated	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
	306-4 Waste diverted from disposal	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
	306-5 Waste directed to disposal	4 Environmental - Marching Towards a Low-Carbon Future - 4.2 Carrying out Green Operation
GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	3 Social - Ecological Win-Win - 3.3 Co-building the Industry
	308-2 Negative environmental impacts in the supply chain and actions taken	3 Social - Ecological Win-Win - 3.3 Co-building the Industry
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	5 Appendix - 5.1 Table of Key Performance Indicators
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	401-3 Parental leave	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 403: Occupational Health and Safety 2018	403-3 Occupational health services	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-5 Worker training on occupational health and safety	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-6 Promotion of worker health	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-8 Workers covered by an occupational health and safety management system	3 Social - Ecological Win-Win - 3.2 People-oriented Management
	403-9 Work-related injuries	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 5 Appendix - 5.1 Table of Key Performance Indicators
	403-10 Work-related ill health	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 5 Appendix - 5.1 Table of Key Performance Indicators

2023 Environmental, Social and Governance Report
About This Report | Chairman's Message | About OneConnect | Feature | Sustainability Governance | Governance - Solid Operation | Social - Ecological Win-Win | Environmental | Appendix | 71

Table of GRI Standards Indicators Index (5.3)

Statement of Use

OneConnect has reported in accordance with the GRI Standards for the period from January 1, 2023, to December 31, 2023.

GRI 1 Used

GRI 1: Foundation 2021

GRI Standards	Disclosure	Location
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 5 Appendix - 5.1 Table of Key Performance Indicators
	404-2 Programs for upgrading employee skills and transition assistance programs	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 5 Appendix - 5.1 Table of Key Performance Indicators
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	3 Social - Ecological Win-Win - 3.2 People-oriented Management
GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 3 Social - Ecological Win-Win - 3.3 Co-building the Industry
GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	3 Social - Ecological Win-Win - 3.2 People-oriented Management, 3 Social - Ecological Win-Win - 3.3 Co-building the Industry
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	3 Social - Ecological Win-Win - 3.4 Shared Development
GRI 417: Marketing and Labeling 2016	417-3 Incidents of non-compliance concerning marketing communications	3 Social - Ecological Win-Win - 3.1 Customer First
GRI 418: Customer Privacy 2016	418-1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	3 Social - Ecological Win-Win - 3.1 Customer First

OneConnect' s 2023 Environmental, Social and Governance Repo Email: OCFT_IR@ocft.com Address: 21/24F, Ping An Finance Center No. 5033 Yitian Road Futian District, Shenzhen Guangdong, PRC